Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

MEIJI YASUDA LIFE INSURANCE COMPANY,

MYL INVESTMENTS (DELAWARE) INC.

and

STANCORP FINANCIAL GROUP, INC.

Dated as of July 23, 2015

i

Section 8.11	Amendments; Waivers	75
Section 8.12	Headings	75
Section 8.13	Interpretation	75
Section 8.14	Obligations of Merger Sub	76
Section 8.15	Definitions	76

Exhibit A – Articles of Incorporation of Surviving Corporation

Exhibit B – Bylaws of Surviving Corporation

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 23, 2015 (the “Agreement”), by and among MEIJI YASUDA LIFE INSURANCE COMPANY, a mutual insurance company (seimei hoken sōgo-kaisha) organized under the Laws of Japan (“Parent”), MYL INVESTMENTS (DELAWARE) INC., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and STANCORP FINANCIAL GROUP, INC., an Oregon corporation (the “Company”). Capitalized terms used but not defined elsewhere in this Agreement shall have the meanings set forth in Section 8.15.

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Oregon Business Corporation Act, as amended (the “OBCA”), and the Delaware General Corporation Law, as amended (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that the transactions contemplated by this Agreement, including the Merger, are in the best interests of the Company’s shareholders, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, and (c) resolved to recommend that the Company’s shareholders approve this Agreement;

WHEREAS, the boards of directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth herein, approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Company, Parent and Merger Sub agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the OBCA and the DGCL, at the Effective Time, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Oregon Law as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Baker & McKenzie LLP, 452 Fifth Avenue, New York, New York 10018 at 11:00 a.m. Eastern Time, on the second Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other place, time and date as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company shall cause (a) articles of merger (the “Articles of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Oregon in accordance with the OBCA and (b) a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective at such time as the Articles of Merger and Certificate of Merger have been duly filed with the Secretaries of State of the State of Oregon and the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Articles of Merger in accordance with the OBCA and the Certificate of Merger in accordance with the DGCL, as applicable (the effective time of the Merger referred to herein as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the OBCA and the DGCL.

Section 1.5 Articles of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time,

(a) the articles of incorporation of the Surviving Corporation shall be amended in their entirety to be in the form attached hereto as Exhibit A, until thereafter amended, subject to Section 5.10, as provided therein or by applicable Law and (b) the bylaws of the Surviving Corporation shall be amended, subject to Section 5.10, in their entirety to be in the form attached hereto as Exhibit B, until thereafter amended as provided therein or by applicable Law.

Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a) Each Share, other than Excluded Shares, shall be converted automatically into the right to receive $115.00 in cash, without interest (the “Per Share Merger Consideration” and in the aggregate for all Shares, other than Excluded Shares, the “Merger Consideration”). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1 shall be automatically canceled upon the conversion thereof and shall cease to exist, and the holders of certificates that immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration (less any applicable withholding Taxes), without interest.

(b) Each Share that is owned directly immediately prior to the Effective Time by (i) any direct or indirect wholly owned Subsidiary of the Company, (ii) Parent or (iii) Merger Sub (collectively, the “Excluded Shares”) shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation.

(c) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

In accordance with Section 554(3) of the OBCA, no holder of Shares shall be entitled to exercise dissenter, appraisal or similar rights in connection with the Merger or the other transactions contemplated by this Agreement.

Section 2.2 Exchange of Certificates.

(a) Prior to or at the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent (and reasonably satisfactory to the Company) to act as a paying agent hereunder (the “Paying Agent”), in trust for the benefit of holders of the Shares, cash in U.S. dollars sufficient to pay the Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Excluded Shares), payable upon due surrender of the certificates that, immediately prior to the Effective Time, represented Shares (“Certificates”) (or affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article II (such cash being hereinafter referred to as the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2.1, Parent shall, or shall cause Merger Sub or the Surviving Corporation to, promptly deposit additional funds with the Paying Agent in an amount sufficient to make such payments. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Paying Agent as reasonably directed by Parent; provided that (i) any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available) or in similar investments reasonably satisfactory to the Company, and (ii) no such investment or loss thereon shall affect the amounts payable to holders of Shares pursuant to this Article II.

(b)

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, the Surviving Corporation shall instruct the Paying Agent to mail to each holder of record of Shares whose Shares were converted into the Merger Consideration pursuant to Section 2.1 (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may mutually agree, and (B) instructions for use in effecting the surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Upon surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive from the Exchange Fund in exchange therefor an amount in cash equal to the product of (A) the number of Shares represented by such holder’s properly surrendered Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares and (B) the Merger Consideration (less any applicable withholding Taxes). No interest shall be paid or accrued on any amount payable upon due surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. The Merger Consideration, paid in full with respect to any Share in accordance with the terms hereof, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Share.

(iii) The Paying Agent, the Company and its Subsidiaries, Parent and Merger Sub, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, or any provision of state, local or foreign Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (A) shall be remitted by the applicable entity to the appropriate Taxing

Authority and (B) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(c) At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or Parent for transfer, the holder of Certificates shall be given a copy of the letter of transmittal referred to in Section 2.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Article II.

(d) Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one (1) year after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in accordance with this Section 2.2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares.

(e) Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or Parent, the posting by such Person of a bond in a reasonable amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration, without any interest thereon.

Section 2.3 Treatment of Equity Compensation Awards.

(a) Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company Options with respect to any of such holder’s Company Options, each Company Option, whether vested or unvested, that has an exercise price per Share that is less than the Per Share Merger Consideration and that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, become fully vested and be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess of the Per Share Merger Consideration over the exercise price per Share of such Company Option and (ii) the total number of Shares subject to such Company Option (such amount, the “Option Consideration”). At the Effective Time, each Company Option that has an exercise price per Share that is greater than or equal to the Per Share Merger Consideration, whether or not exercisable or vested, shall be canceled and the holder of such Company Option shall not be entitled to receive any payment in exchange for such cancellation. From and after the Effective Time, there shall be no outstanding Company Options.

(b) Each Company RSU Award outstanding immediately prior to the Effective Time shall, as of the Effective Time, become fully vested and be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Per Share Merger Consideration and (ii) the total number of Shares subject to such Company RSU Award (such amount, the “RSU Consideration”).

(c) Except as otherwise provided in the Company Disclosure Letter, at or immediately prior to the Effective Time, the number of Shares earned for each Company Performance Share Award granted under any Company Benefit Plan as to which the performance period has not lapsed, but which is still outstanding, shall be calculated by multiplying the Target Share Amount (for purpose of this Section 2.3(c), capitalized terms not defined in this Agreement shall have the meanings ascribed to them in the applicable award agreement) by a fraction, the numerator of which is the number of days in the period starting on the first day of the Performance Period and ending on the date of the Change in Control and the denominator of which is the number of days in the Performance Period; provided, that if the holder of such award had a Termination of Employment due to Total Disability, Death or Retirement prior to the date of the Change in Control, the number of Shares earned shall be equal to the Target Share Amount. At or immediately prior to the Effective Time, each Share so earned shall, as of the Effective Time, be converted into the right to receive an amount in cash, without interest, equal to the Per Share Merger Consideration (such amount, the “Non-Lapsed Performance Share Consideration”).

(d) Any Company Performance Share Award granted under any Company Benefit Plan as to which the performance period has lapsed prior to, but which has not been canceled or settled at or before, the Effective Time shall be canceled at the Effective Time and converted into the right to receive a payment in cash, without interest, equal to the product of (i) the number of Shares that would otherwise be issuable under the terms and conditions of such award based on the actual performance achieved during the applicable performance period, and (ii) the Per Share Merger Consideration (such amount, collectively with the Non-Lapsed Performance Share Consideration, the “Performance Share Consideration”).

(e) Prior to the Effective Time, the Company shall provide optionees with notice of their opportunity to exercise their Company Options if such notice is required by the applicable plan or award agreement, adopt such resolutions and take all other such actions as may reasonably be necessary in its discretion to effectuate the treatment of the Company Options, the Company RSU Awards and the Company Performance Share Awards contemplated by this Section 2.3.

(f) Any amounts contributed by participating employees through payroll deduction in respect of the then current Offering Period under the Employee Share Purchase Plan (the “ESPP”) (for purpose of this Section 2.3(f), capitalized terms not defined in this Agreement shall have the meanings ascribed to them in the ESPP) shall be deemed applied to the purchase of Shares on the same terms and conditions as though the Purchase Date for such Offering Period occurred immediately prior to the Effective Time, with any cash balance remaining in a participant’s account after such deemed Purchase Date because it was less than the amount required to purchase a full Share returned to the employee. Each participating employee shall receive a cash payment, without interest, equal to the Per Share Merger Consideration for each such Share deemed purchased pursuant to the immediately preceding sentence (such amount, the “ESPP Consideration”). As of the Effective Time, the Company shall cause the ESPP to terminate.

(g) Each Director Annual Stock Grant outstanding immediately prior to the Effective Time shall, as of the Effective Time, become fully vested and be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Per Share Merger Consideration and (ii) the total number of Shares subject to such Director Annual Stock Grant (such amount, the “Director Annual Stock Grant Consideration”).

(h) Unless an earlier payment date is required by any provision of Law (including to comply with the applicable provisions of Section 409A of the Code), or unless the amounts are subject to a deferral election (and in which case payment shall be made in accordance with such deferral election), Parent shall cause the Surviving Corporation to pay the Option Consideration, the RSU Consideration, the Performance Share Consideration, the ESPP Consideration and the Director Annual Stock Grant Consideration through the normal payment processes of the Surviving Corporation within five (5) Business Days following the Effective Time and, in each case, subject to, and net of, any and all amounts required to be withheld therefrom pursuant to Law.

(i) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Stock Plan) shall adopt such resolutions or take action by written consent in lieu of a meeting to terminate each Stock Plan and any relevant award agreements applicable to each Stock Plan, and to cancel any Equity Rights that are outstanding and unexercised, whether or not vested or exercisable, at the Effective Time, subject to the right of the holders of such Equity Rights as provided in this Section 2.3.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as set forth in this Article III; provided that such representations and warranties by the Company are qualified in their entirety by reference to the disclosure (a) in the Company SEC Documents filed or furnished and publicly available on the internet website of the SEC at least three (3) Business Days prior to the date of this Agreement (excluding any portions of such Company SEC Documents that have been redacted and excluding any disclosure set forth in any sections titled “Risk Factors” or “forward-looking statements” or in any other section to the extent the disclosure is a forward-looking statement or cautionary or predictive in nature), except that no information set forth in the Company SEC Documents shall qualify or apply to the representations and warranties set forth in Section 3.2, Section 3.3, Section 3.4(a) or Section 3.31 or (b) set forth in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”). Each disclosure set forth in the Company Disclosure Letter shall qualify or modify each of the representations and warranties set forth in this Article III to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made.

Section 3.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated and validly existing under the Laws of the State of Oregon. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (where such concepts are recognized under applicable Law) as a foreign corporation or other relevant legal entity in each United States jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so qualified or in good standing would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(b) Each of the Subsidiaries of the Company is a legal entity duly organized, validly existing and in good standing (where such concepts are recognized under applicable Law) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (where such concepts are recognized under applicable Law) as a foreign corporation or other relevant legal entity in each United States jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any failure to be so organized, existing, in good standing or qualified, or to have such power or authority, would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(c) The Company or one or more of its Subsidiaries is the record holder and beneficial owner of all of the outstanding shares of capital stock of each Subsidiary of the Company, free and clear of any Liens and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of such shares of capital stock, other than generally applicable limitations or restrictions on transfer arising under applicable Laws. All of the capital stock so owned by the Company or any Subsidiary of the Company has been duly authorized and validly issued and is fully paid and nonassessable, and no such shares have been issued in violation of any preemptive or similar rights by which the Company or any Subsidiary of the Company is bound. Except for the capital stock of the Subsidiaries of the Company and investment assets acquired in the ordinary course of business consistent with the investment policies and guidelines applicable to the Company at the time of acquisition, the Company does not own, directly or indirectly, any securities or other ownership interests in any Person.

Section 3.2 Capital Stock.

(a) The authorized share capital of the Company consists of 300,000,000 Shares and 100,000,000 shares of preferred stock (the “Preferred Stock”). As of July 20, 2015, there were (i) 42,294,087 Shares issued and outstanding, (ii) no shares of Preferred Stock issued and outstanding, (iii) 1,488,197 Shares subject to outstanding Company Options, (iv) 142,530 Shares underlying Company RSU Awards, (v) 142,470 Shares underlying Company Performance Share Awards, (vi) 13,540 Shares underlying Director Annual Stock Grants and (vii) 3,987,098 Shares available for issuance under the Company Benefit Plans. All outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.

(b) Except as set forth in subsection (a) above or in Section 3.2(b) of the Company Disclosure Letter, as of the date of this Agreement, the Company has no shares of its capital stock issued or outstanding and there are no outstanding subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Company or any of the Subsidiaries of the Company is a party or by which any of them is bound obligating the Company or any of the Subsidiaries of the Company to (i) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments, (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests, or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary.

(c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or, except for awards to acquire Shares made pursuant to the Company Benefit Plans, other obligations, the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the shareholders of the Company on any matter.

(d) There are no voting agreements, voting trusts, shareholders agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of the capital stock or other equity interest of the Company, or restricting the transfer of, or providing for registration rights with respect to, such capital stock or other equity interest.

Section 3.3 Corporate Authority and Approval.

(a) The Company has the requisite corporate power and authority to enter into and deliver this Agreement and, subject to receipt of the Shareholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated herein. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by the Company Board and (assuming the representations and warranties of Parent and Merger Sub set forth in Section 4.9 are true and correct) no other corporate action on the part of the Company, pursuant to the OBCA or otherwise, is necessary to authorize this Agreement or to consummate the transactions contemplated herein, subject, in the case of the Merger, to the Shareholder Approval and the filing of the Articles of Merger and the Certificate of Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in an Action in equity or at law).

(b) The Company Board, at a meeting duly called and held, has duly approved and adopted resolutions (i) determining that it is in the best interests of the Company and its shareholders, and declaring it advisable, to enter into this Agreement, (ii) approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, and (iii) resolving, subject to Section 5.3, to recommend that the shareholders of the Company approve this Agreement (the “Recommendation”) and (iv) directing that this Agreement be submitted to a vote of the shareholders of the Company at the Company Meeting. As of the date of this Agreement, such resolutions have not been amended or withdrawn.

(c) Assuming the representations and warranties of Parent and Merger Sub set forth in Section 4.9 are true and correct, the affirmative vote (in person or by proxy) at the Company Meeting, or any adjournment or postponement thereof, of the holders of a majority of the outstanding Shares in favor of the approval of this Agreement (the “Shareholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to approve this Agreement, the Merger and the transactions contemplated herein.

(d) Assuming the representations and warranties of Parent and Merger Sub set forth in Section 4.9 are true and correct, the Company Board and the Company have taken all action necessary to (i) elect that no state “fair price,” “control share acquisition,” “business combination,” “interested stockholder,” or similar anti-takeover statute or regulation (including the provisions of Section 60.801 et seq. of the OBCA) be applicable to the Merger or any of the other transactions contemplated by this Agreement and (ii) cause the provisions of the Company’s articles of incorporation and bylaws concerning “business combinations,” “fair price,” “voting requirements” or other related provisions, including Article VII of the Company’s articles of incorporation, not to be applicable to the Merger or any of the other transactions contemplated by this Agreement.

(e) The Amended and Restated Rights Agreement dated as of April 20, 2009 between the Company and Mellon Investor Services LLC, as rights agent, has lapsed without being reinstated and has no further effect, including with respect to this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 3.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated herein do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Articles of Merger and the Certificate of Merger, (ii) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any foreign antitrust or similar filings that the Company and Parent determine are required to be filed (and any actions or nonactions, waivers, consents, clearances or approvals by a Governmental Entity, or expirations or terminations of waiting periods, required in connection with the foregoing), (iii) compliance with the applicable requirements of the Exchange Act, including the filing of the Proxy Statement, (iv) compliance with the applicable requirements of the Securities Act, (v) compliance with any applicable foreign or state securities or blue sky Laws, (vi) compliance with the rules and regulations of NYSE, (vii) as may be required as a result of the identity of, or facts or circumstances related to, Parent of any of its Affiliates (other than the Company and its Subsidiaries) and (viii) the other consents, approvals, authorizations, permits, actions, filings and notifications set forth in Section 3.4(a) of the Company Disclosure Letter (collectively, clauses (i) through (viii), the “Company Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(b) Assuming receipt of the Company Approvals and the receipt of the Shareholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated herein do not and will not (i) conflict with, or breach any provision of, the organizational or governing documents of the Company or any of its Subsidiaries, (ii) violate any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of Indebtedness or credit agreement, note, bond, debenture, mortgage, indenture, lease, agreement or other Contract binding upon the Company or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, Loss or Lien that would not, individually or in the aggregate, constitute a Company Material Adverse Effect or that may be required as a result of the identity of, or facts or circumstances related to, Parent of any of its Affiliates (other than the Company and its Subsidiaries).

Section 3.5 Reports and Financial Statements.

(a) The Company has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date of this Agreement by it with the SEC on a timely basis since January 1, 2013 (together with any documents so filed or furnished during such period on a voluntary basis, in each case as may have been amended, and together with all exhibits, financial statements and schedules thereto and all information incorporated therein by reference, the “Company SEC Documents”). Each of the

Company SEC Documents, including all Company SEC Documents filed or furnished after the date of this Agreement, complied at the time they were filed or furnished in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and the rules and regulations promulgated under any such Law, as the case may be. As of the date filed or furnished with the SEC, none of the Company SEC Documents, including all Company SEC Documents filed or furnished after the date of this Agreement, contained any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Subsidiaries of the Company is required to make any filings with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents, and including all Company SEC Documents filed after the date of this Agreement, have been derived from the accounting books and records of the Company and its consolidated Subsidiaries, complied at the time they were filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited financial statements, as permitted by the SEC) applied on a consistent basis during the periods referred to therein (except as may be indicated therein or in the notes thereto).

(c) The books and records of the Company and its consolidated Subsidiaries have been maintained in all material respects in accordance with applicable accounting requirements and applicable Law.

(d) As of the date of this Agreement, the Company has provided Parent with accurate and complete unredacted copies of all documents filed since January 1, 2013 as exhibits to the Company SEC Documents subject to a request to the staff of the SEC for confidential treatment. The Company has not submitted any request for confidential treatment of documents filed as exhibits to the Company SEC Documents that as of the date of this Agreement is currently pending or that has otherwise not been acted upon by staff of the SEC. The Company has timely responded to all comment letters of the staff of the SEC received by the Company since January 1, 2013 relating to the Company SEC Documents, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. As of the date of this Agreement, none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review.

Section 3.6 Internal Controls and Procedures.

(a) The Company has designed and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and as necessary to permit preparation of financial statements in conformity with GAAP. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(b) The principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) have made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in each such certification were, as of the date of such certification, accurate and complete in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(c) Since January 1, 2013, neither the audit committee of the Company Board nor, to the Knowledge of the Company, the Company’s outside auditor has received any oral or written notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of internal control over financial reporting which could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Appendix A of Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement. The Company’s current outside auditors have confirmed to the Company in writing that they are independent registered certified public accountants as required by the Exchange Act and the rules of the Public Company Accounting Oversight Board.

(d) Since January 1, 2013, (i) neither the Company nor any of its Subsidiaries has received any material complaint, allegation, assertion or claim regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or any concerns from employees of the Company or any of its Subsidiaries regarding questionable accounting or auditing matters with respect to the Company or any of its Subsidiaries relating to periods after January 1, 2013, in each case which complaint, allegation, assertion, claim or concern is reasonably believed by the Company to be material to the Company and its Subsidiaries, taken as a whole, in light of the facts known to the Company forming the basis of such complaint, allegation, assertion, claim or concern and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its directors, officers, employees or agents to the Company Board or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, in each case which report of the purported violation of securities Laws, breach of fiduciary duty or similar violation is reasonably believed by the Company to be material to the Company and its Subsidiaries, taken as a whole, in light of the facts known to the Company forming the basis of such report.

(e) The audit committee of the Company Board has established “whistleblower” procedures that meet the requirements of Exchange Act Rule 10A-3 in all material respects, and the Company has made available to Parent accurate and complete copies of such procedures. Since January 1, 2013, and except for matters that would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has received any “complaints” (within the meaning of Exchange Act Rule 10A-3) in respect of any accounting, internal accounting controls or auditing matters, (ii) to the Knowledge of the Company, no Person has submitted or threatened to submit information to the staff of the SEC pursuant to Section 21F of the Exchange Act or the rules of the SEC thereunder or to any other Governmental Entity under any similar “whistleblower” Law concerning the Company or any of its Subsidiaries and (iii) to the Knowledge of the Company, no complaint seeking relief under Section 806 of the Sarbanes-Oxley Act has been filed with the United States Secretary of Labor with respect to the Company or any of its Subsidiaries.

Section 3.7 No Undisclosed Liabilities. Except for liabilities and obligations (a) reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2015 (or disclosed in the notes thereto) or reflected or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2014 (or disclosed in the notes thereto), (b) incurred pursuant to this Agreement or in connection with the transactions contemplated hereby or (c) that have been discharged or paid in full, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, known or unknown, contingent or otherwise, whether or not required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than liabilities and obligations that would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.8 Absence of Certain Changes or Events. Since December 31, 2014, (a) the Company has conducted its business in all material respects in the ordinary course of business consistent with past practice, except in connection with this Agreement and the transactions contemplated herein, and (b) there has not occurred any Company Material Adverse Effect.

Section 3.9 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are, and since January 1, 2013 have been, in compliance with all applicable Laws, except where such non-compliance would not, individually or in the aggregate, constitute a Company Material Adverse Effect. Since January 1, 2013, neither the Company nor its Subsidiaries have received any written notice from any Governmental Entity regarding any actual or alleged noncompliance with any Law by the Company, its Subsidiaries or any of the Separate Accounts, except where such non-compliance would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, registrations, approvals and orders of any Governmental Entity (the “Company Permits”) necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted, except where the failure to have any of the Company Permits would not, individually or in the aggregate, constitute a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of their respective Company Permits, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect. All Company Permits are in full force and effect, no default (with or without notice, lapse of time, or both) has occurred under any such Company Permit, and none of the Company or its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit, in each case, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.10 Environmental Matters.

(a) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws and have obtained and are in compliance with all Company Permits required under applicable Environmental Laws for their respective business and operations, (ii) since January 1, 2013, neither the Company nor any of its Subsidiaries has received any written notices, demand letters, requests for information, summons or order from any federal, state, local or foreign Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of any Environmental Law, (iii) no complaint has been filed, and no penalty or fine has been assessed against the Company or its Subsidiaries in writing by any Governmental Entity under any applicable Environmental Law that remains unresolved, (iv) no remedial or corrective action by the Company or its Subsidiaries is being required or requested to be taken (or, to the Knowledge of the Company, is being threatened) in writing by any Governmental Entity or any other Person, (v) no Action is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries arising under any Environmental Law, (vi) neither the Company nor its Subsidiaries are currently operating any landfill, surface impoundment, disposal area or underground storage tank at any properties or assets currently owned, leased, operated or used by the Company or its Subsidiaries and (vii) there has been no release of any Hazardous Substance that are in violation of any applicable Environmental Law at, on, above, under or from any properties currently or, to the Knowledge of the Company, formerly owned, leased, operated or used by the Company or any of its Subsidiaries that, in each case, has resulted in or would reasonably be expected to result in any cost, liability or obligation of the Company or any of its Subsidiaries under applicable Environmental Law for any cleanup or other remedial action.

(b) The generality of any other representations and warranties in this Agreement notwithstanding, this Section 3.10 shall be deemed to contain the only representations and warranties in this Agreement with respect to Environmental Law, Hazardous Substances and any other environmental matter.

Section 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter lists all material Company Benefit Plans. “Company Benefit Plans” means all employee or director compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, equity or equity related, deferred compensation, vacation, stock purchase, stock option, stock incentive, severance, employment, change of control or fringe benefit plan, program or agreement (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”)), and any Tax gross-up or Tax indemnity agreement, whether written or oral, in each case that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of the Company or its Subsidiaries.

(b) With respect to each material Company Benefit Plan, the Company has made available to Parent true and complete copies of each of the following documents (i) such Company Benefit Plan (including all material amendments thereto), (ii) the annual report and actuarial report, if required under ERISA or the Code, for the most recent plan year ending prior to the date of this Agreement, (iii) the most recent summary plan description, together with each summary of material modifications, if required under ERISA, (iv) if the Company Benefit Plan is funded through a trust or any third-party funding vehicle, the trust or other funding Contract (including all amendments thereto) and the latest financial statements with respect to the reporting period ended most recently preceding the date of this Agreement, (v) the most recent determination letter or opinion letter received from the IRS with respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and (vi) all material notices with respect to any Company Benefit Plan that were given by any Governmental Entity to the Company, any of its Subsidiaries or any ERISA Affiliate of the foregoing or any Company Benefit Plan in the last three (3) plan years ending prior to the date of this Agreement or in the period ending on the date of this Agreement

(c) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect (i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS, on which it can currently rely, or is entitled to rely upon a favorable opinion issued by the IRS and, to the Knowledge of the Company, no event has occurred that could reasonably be expected to result in disqualification of such Company Benefit Plan, (iii) no liability under Title IV of ERISA has been incurred by the Company, any of its Subsidiaries or any ERISA Affiliate of the Company or any of its Subsidiaries that has not been satisfied in full when due, and no condition exists that could be reasonably expected to present a material risk to the Company, any Subsidiary of the Company or any ERISA Affiliate of the Company or any of its Subsidiaries of incurring a liability under Title IV of ERISA, (iv) no Company Benefit Plan provides medical or other welfare benefits with respect to current or former employees, directors or consultants of the Company or its Subsidiaries, or any spouse or dependent of any such person, beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law or (B) benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA), (v) all contributions or other amounts payable by the Company or its Subsidiaries as of the date of this Agreement with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (vi) there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in accordance with the terms of the Company Benefit Plans) by, on behalf of or against any of the Company Benefit Plans and (vii) there are no audits, inquiries or Actions pending or, to the Knowledge of the Company, threatened, by the IRS, the Department of Labor, or other Governmental Entity with respect to any Company Benefit Plan.

(d) Neither the Company nor any Subsidiary or ERISA Affiliate of the Company maintains or contributes to any Multiemployer Plan and neither the Company nor any Subsidiary or ERISA Affiliate of the Company has incurred or has any reason to believe it has incurred or will incur any withdrawal liability under Title IV of ERISA.

(e) The consummation of the transactions contemplated by this Agreement will not result in any material prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available or accelerate the funding of any nonqualified deferred compensation plan or arrangement.

(f) Except for matters that would not, individually or in the aggregate, constitute a Company Material Adverse Effect, each Company Benefit Plan and each employment, management, severance, consulting, relocation, repatriation, expatriation or similar agreement between the Company or any of its Subsidiaries and any current or former employee, consultant or independent contractor that provides deferred compensation subject to Section 409A of the Code is in compliance with applicable guidance under Section 409A of the Code in form and operation.

(g) Except for circumstances that would not, individually or in the aggregate, constitute a Company Material Adverse Effect, the Company or its Subsidiaries, as applicable, have the right to modify and terminate benefits (other than vested benefits) with respect to both retired and active employees under each Company Benefit Plan (other than vested benefits under any defined benefit or defined contribution retirement plans).

(h) Except as provided in Section 2.3 or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee, consultant, officer or director of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount of benefits or compensation due to any such employee, consultant, officer or director.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with any other event, result in any payment or benefit that will be made by the Company or its Subsidiaries that would not be deductible pursuant to Section 280G of the Code.

(j) The generality of any other representations and warranties in this Agreement notwithstanding, this Section 3.11 shall be deemed to contain the only representations and warranties in this Agreement with respect to Company employee benefit plan matters.

Section 3.12 Investigations; Litigation. As of the date of this Agreement, (a) there is no investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of the Subsidiaries of the Company or any of their respective directors, officers, properties or assets, that would, individually or in the aggregate, constitute a Company Material Adverse Effect and (b) there are no Actions pending (or, to the Knowledge of the Company, threatened) against the Company, any of the Subsidiaries of the Company or any of their respective directors, officers, properties or assets, at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case, that would, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.13 Proxy Statement. The proxy statement (including the letter to shareholders, notice of meeting and form of proxy and any annexes, schedules or exhibits required to be filed with the SEC in connection therewith, as each may be amended or supplemented, the “Proxy Statement”) to be filed by the Company with the SEC in connection with seeking the Shareholder Approval will not, at the time the Proxy Statement is filed with the SEC, or at the time the Proxy Statement is first mailed to the shareholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Company will cause the Proxy Statement to comply in all material respects with the requirements of the Exchange Act applicable thereto. No representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference therein.

Section 3.14 Taxes.

(a) The Company and each of its Subsidiaries have (i) duly and timely filed (or there have been duly and timely filed on its behalf), taking into account extensions, with the appropriate Taxing Authorities all material Tax Returns, which Tax Returns were accurate and complete in all material respects, (ii) duly and timely paid in full (or the Company has paid on its Subsidiaries’ behalf) all Taxes shown as due on such Tax Returns, (iii) duly and timely paid in full or withheld, or established adequate reserves in accordance with GAAP on the most recent financial statements contained in the Company SEC Documents through the date thereof for, all material Taxes that are due and payable by it, whether or not such Taxes were asserted by the relevant Taxing Authority, (iv) established adequate reserves in accordance with GAAP for the payment of all material Taxes not yet due and payable by the Company and each of its Subsidiaries on the most recent financial statements contained in the Company SEC Documents through the date thereof and (v) complied in all material respects with all Laws applicable to the withholding and payment over of Taxes and has timely withheld and paid over to (or set aside in accounts for such purpose), or, where amounts have not been so withheld, established adequate reserves in accordance with GAAP on the most recent financial statements contained in the Company SEC Documents through the date thereof for the payment to, the respective proper Taxing Authorities all material amounts required to be so withheld and paid over.

(b) There is no audit, litigation, examination or administrative or judicial proceeding now pending, outstanding or, to the Knowledge of the Company as of the date of this Agreement, threatened in writing or otherwise against or with respect to the Company or any of its Subsidiaries in respect of any material Taxes or material Tax Returns.

(c) There are no Tax rulings or determinations, requests for Tax rulings or determinations, closing agreements or other similar agreements filed, pending or in effect with any Taxing Authority relating to the Company or any of its Subsidiaries which could materially affect the Company’s or such Subsidiary’s liability for Taxes.

(d) There is no material deficiency with respect to any Taxes that has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries that has not been paid.

(e) There are no material Tax sharing agreements, Tax indemnity agreements or other similar arrangements or agreements (other than arrangements or agreements between the Company and its Subsidiaries and indemnities or gross-ups included in ordinary course arrangements or agreements) that will require any payment by the Company or any of its Subsidiaries of any Tax of another Person (other than the Company or any of its Subsidiaries) after the Closing Date.

(f) None of the Company or any of its Subsidiaries has any material liability for Taxes as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated, consolidated, combined or unitary group for Tax purposes under state, local or foreign Law (other than a group the common parent of which is the Company or any of its Subsidiaries), or has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor.

(g) No material claim, other than claims that have been resolved, has been made in writing within the last five (5) years by an authority in a jurisdiction where the Company or any of its Subsidiaries has not filed Tax Returns that it is or may be subject to taxation by that jurisdiction.

(h) There are no material Liens or other encumbrances for Taxes upon any material property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(i) There are no material adjustments under Section 481 or 807(f) of the Code (or any similar provision of state, local or foreign Law) for income Tax purposes applicable to or required to be made by the Company or any of its Subsidiaries after the date of this Agreement as a result of changes in methods of accounting or other events occurring on or before the date of this Agreement, other than adjustments relating to amounts disclosed on Exhibit 5A of the most recent annual statutory financial statement filed by the relevant Subsidiary.

(j) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) for any taxable period for which the statute of limitations remains open.

(k) Neither the Company nor any of its Subsidiaries have currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with regard to a material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice), and no such waivers are pending.

(l) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution (other than any distribution of an indirect Subsidiary of the Company from one direct or indirect Subsidiary to another such Subsidiary or to the Company that was not part of the same plan or series of transactions as the Merger, within the meaning of Section 355(e) of the Code) occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 or Section 361 of the Code.

(m) None of the Indebtedness of the Company or any of its Subsidiaries constitutes (i) “corporate acquisition indebtedness” (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code or (ii) an “applicable high yield discount obligation” under Section 163(i) of the Code.

(n) Standard Insurance Company, an Oregon corporation, is and has been since the Tax year ended December 31, 2000, a life insurance company under Section 816(a) of the Code and subject to United States federal income taxation under Section 801 of the Code.

Section 3.15 Labor Matters.

(a) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) as of the date of this Agreement, (A) there are no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries, (B) to the Knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, (C) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (D) there is no slowdown, or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to employees of the Company or any of its Subsidiaries, and (ii) the Company and its Subsidiaries are in compliance with all applicable Laws respecting (A) employment and employment practices, (B) terms and conditions of employment, and (C) unfair labor practices.

(b) The generality of any other representations and warranties in this Agreement notwithstanding, this Section 3.15 shall be deemed to contain the only representations and warranties in this Agreement with respect to labor matters.

Section 3.16 Intellectual Property.

(a) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, the Company and its Subsidiaries either own (free and clear of all Liens except Permitted Liens) or have a right to use such Intellectual Property as are used in the business of the Company and its Subsidiaries as currently conducted. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, following the Closing, the Company and its Subsidiaries will continue to own or have a right to use all Intellectual Property used in the business of the Company and its Subsidiaries as conducted as of the Closing. To the Knowledge of the Company, and except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) since January 1, 2013, neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated (either directly or indirectly, such as through contributory infringement or inducement to infringe) any Intellectual Property of any third Person and (ii) no third Person has infringed, misappropriated or violated any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries.

(b) Section 3.16(b) of the Company Disclosure Letter lists, as of the date of this Agreement and to the extent owned by the Company or any of its Subsidiaries, all applications and registrations for Intellectual Property that are material to the business of the Company and its Subsidiaries, taken as a whole.

(c) To the Knowledge of the Company, since January 1, 2013, no Actions or other adversarial claims have been brought or threatened against any third Person by the Company or its Subsidiaries for the infringement, misappropriation or violation of any Intellectual Property owned or used by the Company or its Subsidiaries in the business of the Company and its Subsidiaries as currently conducted, except where such infringement, misappropriation or violation would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, there are no Actions pending or, to the Knowledge of the Company, threatened that (i) challenge or question the validity of or the Company’s ownership or right to use Intellectual Property owned by the Company or any of its Subsidiaries, or (ii) assert infringement, misappropriation, or violation by the Company or any of its Subsidiaries of any Intellectual Property owned by a third Person.

(e) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality of Trade Secrets owned by them, and to protect and preserve through the use of customary non-disclosure agreements the confidentiality of all confidential information that is owned by the Company and its Subsidiaries and material to the conduct of the business. To the Knowledge of the Company, and except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) such Trade Secrets have not been used, disclosed to or discovered by any Person except as permitted pursuant to valid non-disclosure agreements which have not been breached and (ii) no third Person to any such nondisclosure agreement with the Company or its Subsidiaries is in breach, violation or default.

(f) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, all personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the development of Intellectual Property owned by the Company and its Subsidiaries (i) have been and are a party to “work made for hire” arrangements with the Company or one of its Subsidiaries or (ii) have assigned to the Company or one of its Subsidiaries ownership of such Intellectual Property.

(g) All IT Systems (i) are in good repair and operating condition and are adequate and suitable for the purposes for which they are being used or held for use, except as would not, individually or in the aggregate, constitute a Company Material

Adverse Effect, (ii) that are owned by the Company or one of its Subsidiaries, conform in all material respects with their related documentation, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, and (iii) to the Knowledge of the Company, do not contain any Virus that would reasonably be expected to interfere with the conduct of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries maintain a commercially reasonable disaster recovery plan designed, in the event of a disaster, to enable their business to be conducted without material disruption.

(h) The Company and its Subsidiaries are and, since January 1, 2013, have been in compliance with all applicable federal, state, local and foreign Laws, as well as their own policies, relating to privacy, data protection, breach notification, export and the collection and use of Personal Data and user information gathered or accessed in the course of the operations of its business, except where such noncompliance would not, individually or in the aggregate, constitute a Company Material Adverse Effect. The Company and its Subsidiaries use commercially reasonable measures to protect the secrecy of Personal Data that they collect and maintain and to prevent unauthorized access to such Personal Data by any Person. Since January 1, 2013, none of the Company and its Subsidiaries or, to the Knowledge of the Company, any third Person working on behalf of any of them, has had a breach of security or an incident of unauthorized access, disclosure, use destruction or loss of any Personal Data and, with respect to any such breach or incident, each of them has complied with all data breach notification and related obligations under all applicable Laws and has taken reasonable corrective action to prevent recurrence of the foregoing, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.17 Real Property.

(a) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, the Company and its Subsidiaries have (i) good and valid fee simple title to all of their respective Owned Real Property and (ii) valid leasehold interests in all of their respective Leased Real Property (subject to the terms of the applicable Lease governing their interests therein), in each case free and clear of all Liens except for Permitted Liens and except for properties and assets that have been disposed of in the ordinary course of business consistent with past practice.

(b) With respect to the Owned Real Property and Leased Real Property all buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition, to support the operations of the Company and its Subsidiaries as presently conducted, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(c) With respect to each parcel of Owned Real Property, (i) there are no outstanding Contracts to purchase, exchange or place a Lien (other than Permitted Liens) against such Owned Real Property, other than Contracts to acquire or dispose of investment assets in the ordinary course of business consistent with past practice and the Investment Guidelines, and (ii) there are no pending or, to the Knowledge of the Company, threatened condemnation or other Actions relating to the Owned Real Property, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(d) With respect to each Lease relating to a parcel of Leased Real Property, (i) each such Lease is the legal, valid, binding and enforceable obligation of the Company or the applicable Subsidiary of the Company that is lessee thereunder and (ii) the Company or the applicable Subsidiary of the Company has complied with the terms of such Lease, except, in each case, as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.18 Company Material Contracts.

(a) As of the date of this Agreement, except as filed as an exhibit to a Company SEC Document or as set forth in Section 3.18(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any joint venture, partnership, limited liability company or other similar Contract relating to the formation, creation, operation, management, sharing of profit or Losses or control of any partnership, strategic alliance or joint venture, in each case, material to the Company and its Subsidiaries, taken as a whole, but excluding investment portfolio transactions in the ordinary course of business consistent with past practice;

(ii) other than this Agreement and any other Contracts entered into in connection herewith, any Contract, including any option Contract, entered into since January 1, 2013, relating to the acquisition or disposition, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, of any business or real property that is material to the Company and its Subsidiaries, taken as a whole (whether by merger, sale of stock, sale of assets or otherwise);

(iii) any investment advisory Contract or any other Contract relating to investment management, investment advisory or sub-advisory services to which any Company Insurance Subsidiary is a party or under which any Subsidiary of the Company provides such services and which involves annual fee revenue in excess of $1,000,000 per year;

(iv) any Contract that would be in the top five (5) Contracts, measured by payments received thereunder by the Company and its Subsidiaries during the 12-month period ended December 31, 2014, under which any Company Insurance Subsidiary or any Separate Account invests in or provides services to any mutual fund in connection with any Insurance Contract, including any Contract under which any Subsidiary of the Company receives any payment from such mutual funds or any of their respective Affiliates;

(v) any Contract that would be in the top five (5) Distribution Agreements, measured by commissions and other fees paid by the Company and its Subsidiaries thereunder in the 12-month period ended December 31, 2014;

(vi) any Contract (including any exclusivity Contract) that limits or restricts or purports to limit or restrict either the type of business in which the Company or any of its Subsidiaries (or, after the Effective Time, the Surviving Corporation or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business, including any covenant not to compete (geographically or otherwise), “most favored nations” or similar rights, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(vii) any nondisclosure agreement, confidentiality agreement or other Contract that imposes “standstill” restrictions on any Person; or

(viii) any “material contract” within the meaning of Item 601(b)(10) of Regulation S-K under the Securities Act that has not been filed as an exhibit to or incorporated by reference in the Company SEC Documents filed prior to the date of this Agreement.

(b) As used herein, “Company Material Contracts” shall mean the Contracts listed or required to be listed in Section 3.18(a) of the Company Disclosure Letter or filed as an Exhibit to a Company SEC Document. Each Company Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except to the extent such Company Material Contract has previously expired in accordance with its terms or as would not, individually or in the aggregate, constitute a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, or, to the Knowledge of the Company, the other parties thereto, is in violation of, or default under, any provision of any Company Material Contract, and, to the Knowledge of the Company, no party to any Company Material Contract has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would constitute a default under the provisions of such Company Material Contract, except in each case for such violations and failures as would not, individually or in the aggregate, constitute a Company Material Adverse Effect. The Company has made available to Parent materially accurate and complete copies of each such Company Material Contract (including all material modifications and amendments thereto and material waivers thereunder).

Section 3.19 Insurance Reports.

(a) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, each Company Insurance Subsidiary is (i) duly licensed or authorized as an insurance company in its jurisdiction of organization and (ii) duly licensed, authorized or otherwise eligible to transact the business of insurance in each other jurisdiction where it is required to be so licensed, authorized or otherwise eligible in order to conduct its insurance business as currently conducted. Since January 1, 2013, each of the Company Insurance Subsidiaries has timely filed all annual and quarterly statements, together with all exhibits, interrogatories, notes, actuarial opinions, affirmations, certifications, schedules or other material supporting documents in connection therewith, required to be filed by it with the applicable Insurance Regulatory Authorities for the jurisdiction in which it is, or was for the period of time covered by the filing, domiciled on forms prescribed or permitted by such Insurance Regulatory Authority (the “Company Insurance Reports”), except for such failures to file which would not have had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Such Company Insurance Reports complied when filed with the requirements of applicable Laws, and no deficiencies have been asserted in writing by any Insurance Regulatory Authorities with respect to such Company Insurance Reports that have not been remedied, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect. No Company Insurance Subsidiary is subject to the Laws of any jurisdiction on the grounds that it is “commercially domiciled” in such jurisdiction.

(b) The statutory financial statements and annual and quarterly statutory statements of each Company Insurance Subsidiary included in the Company Insurance Reports for each jurisdiction in which such Company Insurance Subsidiary is licensed or authorized to conduct insurance business or otherwise eligible or accredited with respect to the conduct of the business of reinsurance (together with any associated notes, schedules, exhibits, interrogatories and actuarial opinions, affirmations or certifications thereto, the “SAP Statements”) have been prepared in accordance with SAP in effect as of the date of the respective SAP Statements, applied on a consistent basis during the periods indicated, and fairly present, in all material respects, the statutory financial condition, results of operations and cash flows of each applicable Company Insurance Subsidiary as of the respective dates of and for the periods referred to in such SAP Statements, subject, in the case of any unaudited interim SAP Statements, to normal and recurring year-end adjustments. The SAP Statements complied in all material respects with all applicable Laws when filed, and no material deficiencies or violations have been asserted by the applicable Insurance Regulatory Authorities with respect to any SAP

Statements. There is no permitted practice or similar deviation or waiver from SAP being used by, or approved for use by, any Company Insurance Subsidiary in its financial reporting or disclosures to any Insurance Regulatory Authority.

(c) The Company has made available to Parent accurate and complete copies of all SAP Statements filed or submitted since January 1, 2013 by each Company Insurance Subsidiary with or to applicable Insurance Regulatory Authorities. The Company has made available to Parent true and complete copies of all examination reports and market conduct reports of any Insurance Regulatory Authority received by it on or after January 1, 2013 through the date of this Agreement, and has notified Parent of any pending examinations of any Insurance Regulatory Authority that, to the Knowledge of the Company, were commenced between January 1, 2013 and the date of this Agreement, in each case relating to the Company Insurance Subsidiaries. All material deficiencies or violations noted in such examination reports have been cured or resolved to the satisfaction of the applicable Insurance Regulatory Authority.

Section 3.20 Insurance Reserves; Actuarial Reports.

(a) The reserves for benefits, Losses (including incurred but not reported Losses and Losses in course of settlement), claims, expenses, uncollectible reinsurance and unearned premium of each Company Insurance Subsidiary (collectively, “Insurance Reserves”) contained in the SAP Statements (i) were based on assumptions and methodologies that were in accordance with or more conservative than those called for in the provisions of the relevant Insurance Contracts, (ii) were determined in accordance with generally accepted actuarial standards consistently applied throughout the specified period and the immediately prior period, (iii) are fairly stated in accordance with sound actuarial principles and SAP and (iv) satisfied the requirements of all applicable Laws with respect to the establishment of reserves and are at least as great as the minimum aggregate amounts required by applicable Law. The Company does not make any representation or warranty in this Section 3.20 or in any other provision of this Agreement to the effect that the Insurance Reserves will be sufficient or adequate for the purposes for which they were established or that such Insurance Reserves may not develop adversely or that the reinsurance recoverables taken into account in determining the amount of the Insurance Reserves will be collectible.

(b) The Company has made available to Parent an accurate and complete copy of any material actuarial reports prepared by third-party actuaries with respect to any Company Insurance Subsidiary from January 1, 2013 through the date of this Agreement, and all attachments, addenda, supplements and modifications thereto (the “Actuarial Analyses”). The information and data furnished by any Company Insurance Subsidiary to its actuaries in connection with the preparation of the Actuarial Analyses were (i) obtained from the books and records of the relevant Company Insurance Subsidiaries and (ii) complete and accurate in all material respects.

Section 3.21 Reinsurance. Each reinsurance treaty or agreement pursuant to which any Company Insurance Subsidiary cedes $10,000,000 or more of premiums annually, or has in-force ceded or assumed reserves of $100,000,000 or more (each, a “Reinsurance Contract”) is valid and binding on the applicable Company Insurance Subsidiary and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, and except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, constitute a Company Material Adverse Effect. None of the applicable Company Insurance Subsidiaries or, to the Knowledge of the Company, any counterparty to any Reinsurance Contract is (with or without notice or lapse of time or both) in default or breach under the terms of such Reinsurance Contract, except where such default or breach would not, individually or in the aggregate, constitute a Company Material Adverse Effect. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) to the Knowledge of the Company, no counterparty under any Reinsurance Contract is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding and (ii) the financial condition of any such reinsurer is not impaired to the extent that a default thereunder is reasonably anticipated. No written notice of intended cancellation has been received by any Company Insurance Subsidiary from any such reinsurer. There are no disputes under any Reinsurance Contract, except disputes that would not, individually or in the aggregate, constitute a Company Material Adverse Effect. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, no Reinsurance Contract contains any provision providing that any party thereto (other than the Company or its Subsidiaries) may terminate, cancel, or commute the same by reason of the consummation of the Merger.

Section 3.22 Distributors.

(a) Each of the Company Insurance Subsidiaries, each of the Affiliated Distributors and, to the Knowledge of the Company, each of their respective Independent Distributors are and have been since January 1, 2013, in connection with the Insurance Contracts, in compliance in all material respects with all applicable Laws regulating the marketing and sale of life insurance policies and annuity Contracts, regulating advertisements, requiring mandatory disclosure of policy information, requiring employment of standards to determine if the purchase of a policy or Contract is suitable for an applicant, prohibiting the use of unfair methods of competition and deceptive acts or practices and regulating replacement transactions. For purposes of this

Section 3.22(a), (i) “advertisement” means any material designed to create public interest in life insurance policies and annuity Contracts or in an insurer, or in an insurance producer, or to induce the public to purchase, increase, modify, reinstate, borrow on, surrender, replace or retain such a policy or Contract, and (ii) “replacement transaction” means a transaction in which a new life insurance policy or annuity Contract is to be purchased by a prospective insured and the proposing producer knows or should know that one or more existing life insurance policies or annuity Contracts will lapse, or will be forfeited, surrendered, reduced in value or pledged as collateral.

(b) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, since January 1, 2013 (i) each Affiliated Distributor and, to the Knowledge of the Company, each Independent Distributor, at the time that such Distributor wrote, sold or produced any Insurance Contract, was duly licensed, authorized and appointed (for the type of business written, sold or produced by such Distributor) in the particular jurisdiction in which such Distributor wrote, sold or produced such business, and no such Distributor violated any term or provision of applicable Law relating to the writing, sale or production of such business, (ii) no Affiliated Distributor and, to the Knowledge of the Company, no Independent Distributor has breached the terms of any agency or broker Contract with the Company, any Company Insurance Subsidiary or any of their respective Affiliates or violated any applicable Law or policy of the Company, any Company Insurance Subsidiary or any of their respective Affiliates in the solicitation, negotiation, writing, sale or production of such business and (iii) no Affiliated Distributor and, to the Knowledge of the Company, no Independent Distributor has been enjoined, indicted, convicted or made the subject of any consent decree or other orders, judgments or decrees on account of any violation of any applicable Law in connection with such Distributor’s actions in his, her or its capacity as a Distributor for the Insurance Contracts, and there exists no enforcement or disciplinary Actions alleging any such violation.

Section 3.23 Separate Accounts. Each Separate Account is (a) duly and validly established and maintained in compliance in all material respects with applicable Law and (b) operating and, at all times since January 1, 2013 (or, if later, the date of its establishment), has been operated in compliance in all material respects with applicable Law.

Section 3.24 Product Tax Matters.

(a) The Tax treatment of each Insurance Contract is not, and since the time of issuance or subsequent modification has not been, less favorable to the purchaser, policyholder or intended beneficiaries thereof, than the Tax treatment either that was purported to apply in written materials provided by the issuer of such Insurance Contract, in each case at the time of its issuance (or any subsequent modification of such Insurance

Contract) or for which such Insurance Contract would reasonably have been expected to qualify at the time of issuance (or subsequent modification), in each case except where the failure to have such Tax treatment would not, individually or in the aggregate, constitute a Company Material Adverse Effect. The issuer of any Insurance Contract has no reason to believe that the Tax treatment of any such Insurance Contract will at any time be less favorable to the purchaser, policyholder or intended beneficiaries thereof than the Tax treatment either that was purported to apply in written materials provided by the issuer of such Insurance Contract, in each case at the time of its issuance (or any subsequent modification of such Insurance Contract), or for which any such Insurance Contract would reasonably have been expected to qualify, at the time of issuance (or subsequent modification), except where the failure to have such tax treatment would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(b) The issuer of each Insurance Contract maintains procedures and systems that are adequate to maintain compliance with qualification provisions of the Code applicable to the Insurance Contracts, including Sections 72 and 7702 of the Code and Treasury Regulations thereunder, and to comply with the withholding and reporting requirements of the Code applicable to the Insurance Contracts, including Sections 3405 and 6047 of the Code and Treasury Regulations thereunder, except where failure to maintain such systems would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) the Company and each Company Insurance Subsidiary has complied in all material respects with the applicable requirements of ERISA and (ii) neither the Company nor any Company Insurance Subsidiary has engaged in any material prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) for which an exemption is not available.

Section 3.25 Investment Assets.

(a) The Company has made available to Parent (i) an accurate and complete list of all Investment Assets of each Company Insurance Subsidiary as of March 31, 2015 and (ii) accurate and complete copies of the Investment Guidelines.

(b) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) each of the Investment Assets owned by a Company Insurance Subsidiary complied in all material respects with the Investment Guidelines as in effect at the time such Investment Asset was acquired by the applicable Company Insurance Subsidiary and (ii) the Company or one of its Subsidiaries has good and valid title in and to all of the Investment Assets it purports to own, free and clear of all Liens, other than Permitted Liens.

(c) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has any material funding obligations of any kind, or material obligation to make any additional advances or investments (including any obligation relating to any currency or interest rate swap, hedge or similar arrangement) in respect of any of the Investment Assets and (ii) there are no material outstanding commitments, options, put agreements or other arrangements relating to the Investment Assets to which the Company or any Subsidiary of the Company may be subject upon or after the Closing.

Section 3.26 Investment Adviser.

(a) Except in each case where a failure would not, individually or in the aggregate, constitute a Company Material Adverse Effect, StanCorp Investment Advisers, Inc. (the “Company Adviser”), (i) is registered with the SEC as an investment adviser under the Advisers Act, (ii) is registered as an investment adviser in each state in which such registration is required, (iii) is a member in good standing of such other organizations in which its membership is required in order to conduct its business as now conducted and (iv) since January 1, 2013, has conducted its business in material compliance with the requirements of the Advisers Act or applicable state investment adviser Laws.

(b) The Company Adviser is not required to register as a commodity trading adviser or commodity pool operator with the United States Commodity Futures Trading Commission.

(c) The Company Adviser has filed a Form ADV with the appropriate Governmental Entities, which form at the time of filing, and as amended and supplemented as of the date of this Agreement, is in effect pursuant to and in material compliance with the requirements of the Advisers Act or applicable state investment adviser Laws. The Company has made available to Parent an accurate and complete copy of such Form ADV as amended or supplemented through the date of this Agreement.

(d) The Company Adviser has adopted a code of ethics, which complies in all material respects with all applicable provisions of the Advisers Act (including Section 204 thereof and Rule 204A-1 thereunder), and the Company Adviser has adopted a written policy regarding insider trading and other material policies as required by applicable Law, copies of which have been made available to Parent. Since January 1, 2013, there have been no material violations or, to the Knowledge of the Company, allegations of material violations of such code of ethics, insider trading policies and material policies.

(e) The officers and employees of the Company and its Subsidiaries who are required to be approved, licensed or registered as investment advisory representatives for the activities conducted by them on behalf of the Company and its Subsidiaries are and at all times since January 1, 2013 have been duly approved, licensed or registered in each state or jurisdiction in which and with each Governmental Entity with whom such approval, licensing or registration is so required, except where the failure to be so approved, licensed or registered would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(f) Each ERISA client to which the Company Adviser, or any other Subsidiary of the Company, provides investment management, advisory or sub-advisory service has, since January 1, 2013, been managed or advised by the Company Adviser, or such other Subsidiary of the Company, such that the exercise of such management or provision of such advisory services is in compliance in all material respects with (i) the applicable requirements of ERISA and Section 4975 of the Code and (ii) the applicable Contract. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (x) the Company and each of its Subsidiaries has complied in all material respects with the applicable requirements of ERISA and the Code in connection with the provision of services and products to ERISA clients and (y) neither the Company nor any of its Subsidiaries has engaged in any material prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code in connection with the provision of such services and products for which an exemption is not available.

Section 3.27 Broker-Dealer.

(a) StanCorp Equities, Inc. (the “Company Broker-Dealer”) (i) is and has been, since January 1, 2013, duly registered as a broker-dealer under the Exchange Act and in all jurisdictions where such registration, licensing or qualification is so required, (ii) is a member of FINRA and such other organizations in which its membership is required in order to conduct its business as now conducted and (iii) since January 1, 2013, has conducted its business in material compliance with applicable Law, except in each case where a failure would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(b) The Company has made available to Parent accurate and complete copies of the Company Broker-Dealer’s Form BD as most recently filed with the SEC and all state registration forms, each as amended to the date of this Agreement. The information contained in each such form was accurate and complete at the time of filing and the Company Broker-Dealer has made all amendments to such form as it is required to make under any applicable Law, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(c) Neither the Company Broker-Dealer nor any material “associated person” (within the meaning of the Exchange Act) of the Company Broker-Dealer is ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an associated person of a registered broker-dealer. There are no Actions pending or, to the Knowledge of the Company, threatened in writing that would reasonably be expected to result in the Company Broker-Dealer or any material “associated person” (as defined in the Exchange Act or the rules under FINRA (the “FINRA Rules”)) thereof becoming ineligible to act in such capacity.

(d) Each of the Company Broker-Dealer’s officers, employees, “associated persons” (as defined under the FINRA Rules) and independent contractors, or any other natural persons who are “associated persons” of the Company or any of its Subsidiaries and who are parties to any selling, distribution or wholesaling agreement to which the Company Broker-Dealer is a party, who are required under applicable Law to be registered, licensed or qualified as a “registered representative” (as such term is defined under the FINRA Rules) are, and have been since January 1, 2013, duly registered as such and such registrations are and were, since January 1, 2013, in full force and effect, or are or were in the process of being registered as such within the time periods required by any Governmental Entity, as applicable, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.28 Captive Insurance Company. The Captive Insurance Company is duly licensed or authorized as an insurance company in the State of Oregon. The Captive Insurance Company is not licensed to do insurance business in or subject to the insurance Laws of any jurisdiction other than the State of Oregon. The Captive Insurance Company is not a party to any reinsurance treaty or agreement, other than reinsurance treaties or agreements with the Company Insurance Subsidiaries. Since September 30, 2014, the Captive Insurance Company has timely filed all statements and reports, together with all exhibits, interrogatories, notes, actuarial opinions, affirmations, certifications, schedules or other material supporting documents in connection therewith, required to be filed by it with the applicable Insurance Regulatory Authorities on forms prescribed or permitted by such Insurance Regulatory Authorities, except for such failures to file which would not have had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such statements and reports complied when filed with the requirements of applicable Laws, and no deficiencies have been asserted in writing by any Insurance Regulatory Authorities with respect to such statements and reports that have not been remedied, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.29 Insurance Coverage. The Company and its Subsidiaries maintain policies of insurance in such amounts and against such risks as the Company believes to be commercially reasonable. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, all such insurance policies are in full force and neither the Company nor any of its Subsidiaries is in breach or default under any such policy.

Section 3.30 Opinion of Financial Advisor. Goldman, Sachs & Co. (the “Company Financial Advisor”) has delivered to the Company Board its opinion to the effect that, as of the date of such opinion, subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received by holders of Shares was fair, from a financial point of view, to such holders.

Section 3.31 Finders or Brokers; Fees. No broker, investment banker, financial advisor or other Person, other than the Company Financial Advisor, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Company or any of its Subsidiaries.

Section 3.32 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company, jointly and severally, as set forth in this Article IV; provided that such representations and warranties by Parent and Merger Sub are qualified in their entirety by reference to the disclosure set forth in the disclosure schedule delivered by Parent and Merger Sub to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”). Each disclosure set forth in the Parent Disclosure Letter shall qualify or modify each of the representations and warranties set forth in this Article IV to the extent the applicability of the disclosure to such other representation and warranty is reasonably apparent from the text of the disclosure made.

Section 4.1 Organization and Qualification. Parent is a mutual insurance company (seimei hoken sōgo-kaisha) organized under the Laws of Japan, and Merger Sub is a Delaware corporation, each duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law)

under the Laws of its respective jurisdiction of organization, and each has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (where such concepts are recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, or to have such power or authority, would not or would not reasonably be expected to, individually or in the aggregate, impair, prevent or delay the ability of each of Parent and Merger Sub to perform its obligations under this Agreement. Parent has made available to the Company prior to the date of this Agreement a true, complete and correct copy of the articles or certificate of incorporation and bylaws or other equivalent organizational documents of each of Parent and Merger Sub, each as amended through the date of this Agreement.

Section 4.2 Corporate Authority and Approval. Each of Parent and Merger Sub has all requisite corporate or similar power and authority to enter into and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly and validly authorized by the boards of directors of Parent and Merger Sub, and, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated herein, subject, in the case of the Merger, to (a) the approval of this Agreement by Parent, as sole stockholder of Merger Sub, and (b) the filing of the Articles of Merger with the Secretary of State of the State of Oregon and the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that the enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in an Action in equity or at law).

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated herein do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Articles of Merger and the Certificate of Merger, (ii) the filing of the pre-merger notification report under the HSR Act and any foreign antitrust filings as the Company and Parent determine are required to be filed (and any actions or nonactions, waivers, consents, clearances or approvals by a Governmental Entity, or expirations or terminations of waiting periods, required in connection with the foregoing), (iii) compliance with the applicable requirements of the Exchange Act, (iv) compliance with any applicable foreign or state securities or blue sky Laws, and (v) the other consents and/or notices set forth on Section 4.3(a) of the Parent Disclosure Letter (collectively, clauses (i) through (v), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, impair, prevent or delay the ability of Parent or Merger Sub to perform its obligations under this Agreement. To the Knowledge of Parent, there is no reason to expect that any of the Parent Approvals shall not be obtained in a timely manner as necessary in order to effect the Merger and the other transactions contemplated by this Agreement.

(b) Assuming receipt of the Parent Approvals, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated herein do not and will not (i) conflict with, or breach any provision of, the organizational or governing documents of Parent or any of its Subsidiaries, (ii) violate any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, Loss or Lien that would not, individually or in the aggregate, impair, prevent or delay the ability of Parent or Merger Sub to perform its obligations under this Agreement.

Section 4.4 Investigations; Litigation. There is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries which would, individually or in the aggregate, impair, prevent or delay the ability of Parent or Merger Sub to perform its obligations under this Agreement, and there are no Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties or assets at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case which would, individually or in the aggregate, impair, prevent or delay the ability of Parent or Merger Sub to perform its obligations under this Agreement.

Section 4.5 Proxy Statement; Other Information. None of the information provided by Parent or its Subsidiaries or Affiliates to be included in the Proxy Statement will, at the time it is filed with the SEC, or at the time it is first mailed to the shareholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation is made by Parent or Merger Sub with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of the Company or any of its Affiliates for inclusion or incorporation by reference therein.

Section 4.6 Capitalization of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 5,000 shares of common stock, par value $0.01 per share, 1,000 shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has no outstanding option, warrant, right, or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Merger Sub has been formed solely for the purpose of the Merger Agreement and has not conducted any business prior to the date of this Agreement and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 4.7 Certain Arrangements. There are no Contracts, undertakings, commitments, agreements, obligations, arrangements or understandings, whether written or oral, between Parent, Merger Sub, or any of their respective Affiliates, on the one hand, and any beneficial owner of outstanding Shares or any member of the Company’s management or the Company Board, on the other hand, relating in any way to such Shares, the transactions contemplated by this Agreement, or to the ownership or operations of the Company after the Effective Time.

Section 4.8 Financing. Parent and Merger Sub will have available at the Effective Time sufficient funds to make the deposit into the Exchange Fund required pursuant to Section 2.2 and to consummate the Merger and the other transactions contemplated herein.

Section 4.9 Ownership of Common Stock. Except for investments made on behalf of third parties or general account investments made in the ordinary course of business consistent with past practice and not in connection with the transactions contemplated hereby, none of Parent, Merger Sub or any of their respective Subsidiaries beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Shares or other securities convertible into, exchangeable for or exercisable for Shares or any securities of any Subsidiary of the Company and none of Parent, its Subsidiaries has any rights to acquire, directly or indirectly, any Shares except pursuant to this Agreement or agreements to which the Company is a party. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or at any time during the last three (3) years has been, whether acting individually or acting together or in concert with Persons who are not Affiliates, an “interested shareholder” of the Company, in each case as defined in Section 60.825 of the OBCA, or has held fifteen percent (15%) or more of the outstanding voting stock of the Company.

Section 4.10 Finders or Brokers. No broker, investment banker, financial advisor or other Person, other than those listed in Section 4.10 of the Parent Disclosure Letter, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.11 Independent Review.

(a) Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of Parent and Merger Sub has been provided access for such purposes. In entering into this Agreement, each of Parent and Merger Sub has relied solely upon its independent review and analysis of the Company and its Subsidiaries, and each of Parent and Merger Sub acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any of its Subsidiaries, or any of their respective Affiliates, shareholders, controlling persons or Representatives, that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. Each of Parent and Merger Sub acknowledges and agrees that, to the fullest extent permitted by applicable Law, the Company and its Subsidiaries, and their respective Affiliates, shareholders, controlling persons or Representatives, will have no liability or responsibility whatsoever to Parent, Merger Sub or their respective Affiliates, shareholders, controlling persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information

(including any statement, document or agreement delivered in connection with this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any data room, management presentation, information or descriptive memorandum or supplemental information), or statements made (or any omissions therefrom), to Parent, Merger Sub, or their respective Affiliates, shareholders, controlling persons or Representatives, except for the representations and warranties of the Company expressly set forth in Article III (subject to the qualifications set forth therein).

(b) Parent and Merger Sub each acknowledge and agree that, except for the representations and warranties expressly set forth in Article III (subject to the qualifications set forth therein) (i) the Company does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no Person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their representatives are not and will not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article III of this Agreement.

Section 4.12 No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, neither Parent or Merger Sub nor any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their Affiliates.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company and Parent.

(a) From and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as may be expressly contemplated, required or permitted in this Agreement, or (iv) as set forth in Section 5.1 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course of business consistent with past practice and preserve in all material respects its business organization and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, creditors, lessors, officers and employees.

(b) Subject to the exceptions contained in clauses (i) through (iv) of Section 5.1(a) and Section 5.1 of the Parent Disclosure Letter, between the date of this Agreement and the earlier of the Effective Time and the Termination Date, the Company shall not, and shall not cause or permit any of its Subsidiaries to:

(i) amend its articles or certificate of incorporation or bylaws or other applicable governing instruments;

(ii) split, combine, subdivide or reclassify any shares of capital stock, membership interests or other equity securities, as applicable, of the Company or any of its Subsidiaries;

(iii) issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares of capital stock, membership interests or other equity securities, as applicable, of the Company or any of its Subsidiaries, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock, membership interests or other equity securities of the Company or any of its Subsidiaries (other than (A) the issuance of Shares upon the settlement of Company Options or Company RSU Awards, (B) in satisfaction of obligations pursuant to agreements or Company Benefit Plans existing as of the date of this Agreement or (C) by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company);

(iv) declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to its capital stock, membership interests or other equity securities (other than (A) dividends or other distributions in cash, stock or property paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or to any other direct or indirect wholly owned Subsidiary of the Company and (B) payment of a regular annual dividend by the Company to holders of Common Stock with record and payment dates in November 2015 (or, if the Closing is scheduled to occur prior thereto, with a record date prior to the Closing) in an amount not to exceed $1.40 per Share);

(v) make any acquisition (whether by merger, consolidation, or acquisition of stock or assets) of any interest in any Person or any division or assets thereof other than (A) limited liability companies in conjunction with the Company’s commercial mortgage loan business in the ordinary course of business consistent with past practice, (B) acquisitions pursuant to Contracts in effect as of the date of this Agreement or (C) acquisitions with a value or purchase price not in excess of $10,000,000 in any transaction or series of related transactions (to the extent such acquisitions would comply with the restrictions set forth in Section 5.1(b)(xxv) and Section 5.1(b)(xxvi));

(vi) make any loans, advances or capital contributions to, or investments in any Person, other than (A) any loans or advances with respect to, or any capital contributions to or investments in limited liability companies in conjunction with, the Company’s commercial mortgage loan business in the ordinary course of business consistent with past practice, (B) by the Company or any direct or indirect wholly owned Subsidiary of the Company to or in the Company or any direct or indirect wholly owned Subsidiary of the Company, (C) policy loans under Insurance Contracts in the ordinary course of business consistent with past practice, (D) pursuant to any Contract or other legal obligation existing at the date of this Agreement set forth on Section 5.1(b)(v) of the Company Disclosure Letter or (E) acquisitions of Investment Assets (other than the Company’s commercial mortgage loans) consistent with the Investment Guidelines applicable to the Company’s investment activities in effect as of the date of this Agreement;

(vii) other than in the ordinary course of business, create, incur, guarantee or assume any Indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement, other than (A) additional Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $10,000,000 in the aggregate, (B) Indebtedness incurred under facilities or lines of credit in existence on the date of this Agreement, (C) Indebtedness in replacement of existing Indebtedness on customary commercial terms, consistent in all material respects with the Indebtedness being replaced, and (D) guarantees by the Company of Indebtedness of wholly-owned Subsidiaries of the Company or guarantees by the Subsidiaries of the Company of Indebtedness of the Company;

(viii) make or commit to make any capital expenditure, except for (A) capital expenditures planned or in progress as of the date of this Agreement and (B) additional expenditures in an amount not to exceed $10,000,000 in the aggregate;

(ix) other than in the ordinary course of business consistent with past practice, make any material change in the actuarial, underwriting, claims administration, reinsurance, reserving or payment policies, practices or principles of any Company Insurance Subsidiary or the Captive Insurance Company, as applicable;

(x) make any material change to the Investment Guidelines or make any material acquisition or disposition of Investment Assets in any manner inconsistent with the Investment Guidelines;

(xi) abandon, modify, waive or terminate any material Company Permit;

(xii) materially amend or, other than pursuant to its current terms, terminate, renew or extend any Company Material Contract or enter into any Contract that would be a Company Material Contract if in effect on the date of this Agreement;

(xiii) other than in the ordinary course of business consistent with past practice, forgive, cancel or compromise any material debt or claim, or waive or release any right of material value, or fail to pay or satisfy when due any material liability or obligation (other than any such liability or obligation that is being contested in good faith);

(xiv) without limitation to Section 5.14, settle or compromise any Action against the Company or any of its Subsidiaries other than (A) settlements or compromises of routine claims (other than claims in respect of extra-contractual obligations under Insurance Contracts) in the ordinary course of business consistent with past practice (both in terms of the nature and amount of such claims), (B) settlements or compromises outside of the ordinary course of business that require only payments of money by the Company or its Subsidiaries without ongoing limits on the conduct or operation of the Company or its Subsidiaries to which the amounts paid or payable by the Company or any of its Subsidiaries in settlement or compromise do not exceed $5,000,000 per Action and $15,000,000 in the aggregate for all such Actions or (C) settlements and compromises relating to Taxes, which are governed by Section 5.1(b)(xxii);

(xv) enter into any consent decree or similar agreement that, individually or in the aggregate, is material to the Company and its Subsidiaries, taken as a whole;

(xvi) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its material assets, other than (A) sales, leases and licenses in the ordinary course of business consistent with past practice, (B) dispositions of assets not used or useful in the operation of the business, (C) sales, leases and licenses that are not material to the Company and its Subsidiaries, taken as a whole, (D) factoring of accounts receivable, (E) transfers, sales and other dispositions in connection with securitizations of accounts receivable or obligations under loans, installment sale Contracts, service Contracts or leases and (F) other transactions for consideration that does not exceed $10,000,000 in the aggregate;

(xvii) except as required by any existing agreements, Company Benefit Plan or applicable Law, (A) materially increase (determined with reference to the compensation paid to the individuals involved) the compensation or other benefits payable or provided to the Company’s directors or executive officers outside the ordinary course of business, (B) except in the ordinary course of business consistent with past practice, increase the compensation or other benefits payable or provided to the employees of the Company and its Subsidiaries that are not directors or executive officers of the Company, or (C) except in the ordinary course of business consistent with past practice (or to provide incentives to newly hired or promoted employees in replacement of the value of any equity award that would have been made in the ordinary course of business consistent with past practice), establish, adopt, enter into or amend any Company Benefit Plan or plan, agreement or arrangement that would have been a Company Benefit Plan had it been in effect on the date hereof;

(xviii) other than in the ordinary course of business consistent with past practice or as required by any existing agreements, Company Benefit Plan or applicable Law, (A) amend or otherwise modify benefits under any Company Benefit Plan, (B) accelerate the payment or vesting of benefits or amounts payable or to become payable under any Company Benefit Plan as currently in effect on the date of this Agreement or (C) terminate or establish any Company Benefit Plan;

(xix) enter into or materially amend or modify any severance, consulting, retention or employment agreement, plan, program or Contract, other than (A) in the case of consulting agreements, in the ordinary course of business consistent with past practice, or (B) with respect to new hires or employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business consistent with past practice; provided that (x) in the case of new hires, such agreements, plans, programs or Contracts, or any amendments or modifications thereto, are consistent with the past practice of entering into such agreements, plans, programs or Contracts, for newly hired employees in similar positions and (y) in the case of promotions, such amendments or modifications are consistent with the past practice of making such amendment or modifications for promoted employees in similar positions;

(xx) enter into or otherwise become bound by a collective bargaining agreement or similar labor Contract with a labor union, works council, employee committee or representative or other labor organization with respect to employees of the Company or any of its Subsidiaries;

(xxi) adopt, implement or enter into a plan or agreement of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, consolidation or other reorganization of the Company or any of its Subsidiaries (other than the Merger); provided that any Tax election otherwise permitted by Section 5.1(b)(xxii) shall not be prohibited by this Section 5.1(b)(xxi);

(xxii) other than in the ordinary course of business consistent with past practice, (A) make, revoke or amend any material election relating to Taxes, file any amended Tax Return or surrender any right to claim a Tax refund, offset or other reduction in Tax liability, (B) settle or compromise any audit, litigation, examination or administrative or judicial proceeding relating to Taxes in an amount in excess of $2,500,000 per audit, litigation, examination or proceeding or $10,000,000 in the aggregate for all such audits, litigations, examinations and proceedings, (C) make a request for a written ruling of a Taxing Authority relating to Taxes, other than any request for a determination concerning qualified status of any Company Benefit Plan intended to be qualified under Section 401(a) of the Code or (D) except as required by Law, change any method of Tax accounting, but only, in each case, to the extent that such action, individually or in the aggregate with any other such actions, would reasonably be expected to materially increase the Taxes of the Company or any Subsidiary;

(xxiii) except as may be required by a change in GAAP, SAP, any Governmental Entity or applicable Law, make any material change in its financial accounting principles, policies or practices;

(xxiv) pay, reimburse or guaranty the payment or reimbursement of any expenses of any potential acquirer in connection with any Acquisition Proposal;

(xxv) knowingly (after being advised by Parent that an intended action would violate the covenant set forth in this Section 5.1(b)) establish, acquire or dispose of any affiliated Person that would become a “subsidiary” (kogaisha, as defined under Article 2, item 12 of the Insurance Business Act of Japan), “subsidiary, etc.” (ko houjin tou, as defined under Article 13-5-2, paragraph 3 of the Cabinet Order for Enactment of the Insurance Business Act of Japan) or

“affiliate, etc.” (kanren houjin tou, as defined under Article 13-5-2, paragraph 4 of the Cabinet Order for Enactment of the Insurance Business Act of Japan) of Parent upon the Closing;

(xxvi) knowingly (after being advised by Parent that an intended action would violate the covenant set forth in this Section 5.1(b)) make any change in lines of business of, or otherwise make such change with respect to, the Company or any affiliated Person that would become a “subsidiary” (kogaisha, as defined under Article 2, item 12 of the Insurance Business Act of Japan), “subsidiary, etc.” (ko houjin tou, as defined under Article 13-5-2, paragraph 3 of the Cabinet Order for Enactment of the Insurance Business Act of Japan) or “affiliate, etc.” (kanren houjin tou, as defined under Article 13-5-2, paragraph 4 of the Cabinet Order for Enactment of the Insurance Business Act of Japan) of Parent upon the Closing, as would require a revision to or otherwise affect the application for Approval or the Filing with the Japanese Financial Services Agency; or

(xxvii) agree, authorize or commit to do any of the foregoing.

(c) Between the date of this Agreement and the Effective Time, the Company (except as may be expressly contemplated, required or permitted by this Agreement), Parent and Merger Sub shall not, and shall not permit any of their respective Subsidiaries or Affiliates to, take or agree to take any action (including entering into agreements with respect to any acquisitions, mergers, consolidations or business combinations) which would, individually or in the aggregate, impair, prevent or delay the ability of the Company, Parent or Merger Sub to perform its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement.

Section 5.2 Access; Confidentiality.

(a) Subject to compliance with applicable Laws, the Company shall afford to Parent, its Affiliates and their respective Representatives reasonable access during normal business hours, during the period prior to the earlier of the Effective Time and the Termination Date, to the Company’s and its Subsidiaries’ officers, employees, properties, Contracts, commitments, books and records (including Tax records), other than, subject to Section 5.3, any such matters that relate to the negotiation and execution of this Agreement, or to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from third Persons relating to any competing or alternative transactions. The foregoing notwithstanding, the Company shall not be required to afford such access if it would (i) unreasonably disrupt the operations of the Company or any of its Subsidiaries, (ii) violate any of the Company’s or its Subsidiaries’ obligations with respect to confidentiality to any third Person, so long as the Company shall have used commercially reasonable efforts to obtain the consent of such third Person to such access, (iii) cause a risk of a loss of privilege or trade secret protection to the Company or any of its Subsidiaries (subject to reasonable cooperation between the parties with respect to entering into an appropriate joint defense, community of interest or similar agreement or arrangement with respect to the preservation of such privileges) or (iv) constitute a violation of any applicable Law.

(b) Parent hereby agrees that all information provided to it, its Affiliates or any of their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated herein shall be deemed to be Evaluation Material, as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of May 14, 2015, between the Company and Parent (the “Confidentiality Agreement”).

(c) No investigation pursuant to this Section 5.2 shall affect the representations, warranties or conditions to the obligations of the parties contained in this Agreement.

Section 5.3 Acquisition Proposals.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York City time) on the twenty-sixth (26th) day after the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective Representatives shall have the right to (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, including by providing information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to any Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement; provided that the Company shall promptly (and in any event within forty-eight (48) hours) make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent or Merger Sub, and (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons to facilitate any proposal that constitutes an Acquisition Proposal. From the date of this Agreement through the No-Shop Period Start Date, the Company shall promptly (and in any event within forty-eight (48) hours) provide written notice to Parent and Merger Sub of the execution of the first Acceptable Confidentiality Agreement with any Person during such period (which notice shall not be required to identify the Person entering into such Acceptable Confidentiality Agreement). No later than forty-eight (48) hours after the No-Shop Period Start Date, the Company shall provide a written notice to Parent and Merger Sub (i) setting forth the number Persons that have executed an Acceptable Confidentiality Agreement (which notice shall not be required to identify the Persons that have entered into such Acceptable

Confidentiality Agreements) and (ii) stating whether the Company Board has determined that any Person submitting an Acquisition Proposal prior to the No-Shop Period Start Date is an Excluded Party. With respect to each such Excluded Party, the Company’s notice to Parent shall include the identity of the Excluded Party and copies of all material documents comprising such Acquisition Proposal (which may be redacted to the extent necessary to protect confidential information of the Excluded Party making such Acquisition Proposal).

(b) Except as expressly permitted by this Section 5.3, from and after the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company and its Subsidiaries (i) (A) shall immediately cease and cause to be terminated, and the Company shall instruct its Representatives to terminate, any existing discussions or negotiations with any Person or its Representatives (other than Parent and Merger Sub and their Representatives) conducted prior to the No-Shop Period Start Date with respect to any Acquisition Proposal and (B) shall prohibit any Person other than Parent and Merger Sub and their Representatives from having access to any physical or electronic data rooms relating to any possible Acquisition Proposal and (ii) shall not, and the Company shall instruct its and its Subsidiaries’ Representatives not to, directly or indirectly (A) initiate, solicit or knowingly facilitate or encourage any inquiry or the making of any proposal or offer that constitutes or would be reasonably be expected to lead to an Acquisition Proposal, (B) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, an Acquisition Proposal, (C) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”), (D) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or similar anti-takeover Law, or any restrictive provision of any applicable anti-takeover provision in the Company’s articles of incorporation or bylaws, inapplicable to any transactions contemplated by an Acquisition Proposal (and, to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any Person other than Parent and Merger Sub under any such provisions) or (E) resolve, propose or agree to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in the preceding Section 5.3(b), at any time following the No-Shop Period Start Date and prior to the time the Shareholder Approval is obtained, if the Company receives from any Person a bona fide written Acquisition Proposal made after the date of this Agreement that did not result from a breach of this Section 5.3, the Company and its Representatives may, to the extent reasonably required, contact such Person to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement; provided that the Company shall promptly (and in any event within forty-eight (48) hours) make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent or Merger Sub and (ii) the Company and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Acquisition Proposal, if and only to the extent that prior to taking any action described in clause (i) or (ii) above, the Company Board determines in good faith, after consultation with its outside legal counsel and a financial advisor of internationally recognized reputation, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal. Notwithstanding the passage of the No-Shop Period Start Date, until the Excluded Party End Date, the Company may continue to engage in the activities described in Section 5.3(a) with respect to any Excluded Party, including with respect to any amended or modified Acquisition Proposal submitted by any Excluded Party following the No-Shop Period Start Date, and the restrictions in Section 5.3(b) and this Section 5.3(c) shall not apply with respect thereto; provided that after the Excluded Party End Date, the provisions of Section 5.3(b) and this Section 5.3(c) shall apply with respect to any Excluded Party.

(d) Except as set forth in this Section 5.3(d), the Company Board shall not (i) fail to include the Recommendation in the Proxy Statement, (ii) change, withhold, withdraw or adversely qualify or modify, or propose publicly to change, withhold, withdraw or adversely qualify or modify, the Recommendation, or (iii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal (any of the foregoing actions, a “Change in Recommendation”), or authorize, adopt or approve or propose to authorize, adopt or approve, an Acquisition Proposal, or cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Shareholder Approval is obtained, the Company Board may (x) effect a Change in Recommendation if the Company Board determines in good faith (after consultation with its outside legal counsel and a financial advisor of internationally recognized reputation) that, as a result of an Intervening Event, failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law or (y) if the Company receives a bona fide written Acquisition Proposal made after the date of this Agreement that did not result from a breach of this Section 5.3 that the Company Board determines in good faith (after consultation with its outside legal counsel and a financial advisor of internationally recognized reputation) constitutes a Superior Proposal, authorize, adopt or approve such Superior Proposal, cause or permit the Company to enter into an Alternative Acquisition

Agreement with respect thereto and terminate this Agreement pursuant to Section 7.1(c)(ii), if, in the case of either clause (x) or (y):

(i) the Company shall have provided prior written notice to Parent, at least five (5) Business Days in advance (such five (5) Business Day period, the “Match Period”), that it intends to effect a Change in Recommendation or terminate this Agreement pursuant to Section 7.1(c)(ii), which notice shall specify in reasonable detail the basis for the Change in Recommendation or termination and, in the case of a Superior Proposal, the identity of the party making such Superior Proposal and the material terms thereof and include complete and unredacted copies of the relevant proposed transaction agreements relating to such Superior Proposal (it being understood and agreed that any material amendment to the financial terms or any other material term of such Superior Proposal or material change in the facts or circumstances relating to an Intervening Event (including any such amendment or change made or occurring after the parties have amended or agreed to amend this Agreement in accordance with clause (ii) below) shall require a new written notice by the Company and a new Match Period (except that the duration of any new Match Period resulting from any such amendment or change shall be three (3) Business Days));

(ii) after providing such notice and prior to effecting such Change in Recommendation or terminating this Agreement pursuant to Section 7.1(c)(ii), the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith during such Match Period (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement as would obviate the need for the Company Board to effect a Change in Recommendation or terminate this Agreement pursuant to Section 7.1(c)(ii); and

(iii) the Company Board shall have considered in good faith any changes to this Agreement offered in writing by Parent no later than 5:00 p.m., New York City time, on the last Business Day of such Match Period in a manner that would form a binding Contract if accepted by the Company and shall have determined in good faith (after consultation with its outside legal counsel and a financial advisor of internationally recognized reputation) (x) in the event the Company Board’s determination pursuant to clause (d)(i) above is in response to a Superior Proposal, that such Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Parent were to be given effect or (y) in the event the Company Board’s determination pursuant to clause (d)(i) above is in response to an Intervening Event, that such changes would not affect the Company Board’s determination of the need for a Change in Recommendation in response to such Intervening Event.

If a written notice provided by the Company pursuant to Section 5.3(d)(i) in connection with the initial Match Period or any subsequent Match Period is delivered to Parent (i) on a day that is not a Business Day or (ii) after 9:00 a.m., Tokyo, Japan time, on a Business Day, then, in either case, the applicable Match Period shall be deemed commence at 12:01 a.m., Tokyo, Japan time, on the next Business Day. If Parent receives such a notice on a Business Day after 9:00 a.m., Tokyo, Japan time, it will promptly so notify the Company.

If the notice contemplated by Section 5.3(d)(i) has been provided prior to the Excluded Party End Date with respect to any Acquisition Proposal made by an Excluded Party (including any amendments thereto), the Excluded Party End Date shall be deemed extended until 12:01 a.m., New York City time on the third Business Day after the expiration of the initial Match Period and any subsequent Match Period.

(e) Notwithstanding any Change in Recommendation, the Company Board shall continue to comply with its obligations under Section 5.4 and Section 5.5 and shall submit this Agreement to the shareholders of the Company for the purpose of obtaining the Shareholder Approval unless this Agreement has been terminated prior to the date of the Company Meeting, or any adjournment or postponement thereof, in accordance with Article VII.

(f) Nothing contained in this Section 5.3 shall be deemed to prohibit the Company, the Company Board or any committee of the Company Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to shareholders) or (ii) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the shareholders of the Company); provided that neither the Company nor the Company Board may effect a Change in Recommendation except in accordance with Section 5.3(d). Actions permitted under this Section 5.3(f) shall not be a basis for Parent or Merger Sub to terminate this Agreement pursuant to Section 7.1(d)(ii).

(g) Except as may relate to an Excluded Party, from and after the No-Shop Period Start Date, as promptly as practicable after the receipt by the Company of any Acquisition Proposal, whether orally or in writing, or any inquiry with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal, and in any case within forty-eight (48) hours after the receipt thereof by any director or executive officer of the Company, the Company shall provide notice to Parent of such Acquisition Proposal or inquiry, the identity of the Person making any such Acquisition Proposal or inquiry and the material terms and conditions of such Acquisition Proposal or inquiry, including a complete and unredacted copy of any such written Acquisition Proposal and any material amendments or modifications thereto. Except as may relate to an Excluded Party, the

Company (or its outside counsel) shall keep Parent (or its outside counsel) reasonably informed on a prompt basis with respect to any change to price or other material terms of such Acquisition Proposal.

(h) The Company shall promptly inform its and its Subsidiaries’ respective Representatives of the restrictions set forth in this Section 5.3. For purposes of this Agreement, any material breach or violation of the restrictions set forth in this Section 5.3 by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach or violation of this Section 5.3 by the Company.

Section 5.4 Proxy Statement.

(a) Subject to Section 5.4 of the Parent Disclosure Letter, as promptly as practicable after the date of this Agreement, subject to the receipt from Parent and Merger Sub of the information described in the second sentence of this paragraph, the Company shall prepare and file with the SEC the Proxy Statement, which shall, subject to Section 5.3, include the Recommendation. As promptly as practicable after the date of this Agreement, Parent and Merger Sub shall furnish all information concerning themselves and their Affiliates that is required to be included in the Proxy Statement, or that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by this Agreement.

(b) The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. If, at any time prior to the Company Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors is discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement or the other filings shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or making the other filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall (i) provide Parent a reasonable opportunity to review and comment on such document or response and shall consider such comments in good faith, (ii) include in such document or response all such comments reasonably proposed by Parent with respect to any financing undertaken by Parent and the descriptions of Parent and Merger Sub and (iii) promptly provide Parent with a copy of all such filings and responses made with the SEC. The Company shall cause the Proxy Statement to be mailed to holders of Common Stock as of the record date established for the Company Meeting as promptly as practicable after the date on which the SEC confirms that it has no further comments on the Proxy Statement.

Section 5.5 Company Meeting. Subject to the other provisions of this Agreement and to Section 5.4 of the Parent Disclosure Letter, the Company shall take all action necessary in accordance with the OBCA and its articles of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable, subject to compliance with the OBCA and the Exchange Act (and the rules and regulations promulgated thereunder), following the mailing of the Proxy Statement for the purpose of obtaining the Shareholder Approval (the “Company Meeting”); provided that the Company, acting in good faith after consulting with its outside legal counsel, may postpone or adjourn the Company Meeting (a) with the consent of Parent, (b) for the absence of a quorum or (c) to allow reasonable additional time for any supplemental or amended disclosure which the Company has determined in good faith is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Meeting.

Section 5.6 Employee Matters.

(a) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, honor in accordance with their terms all Company Benefit Plans and compensation arrangements and agreements as in effect immediately before the Effective Time; provided that nothing herein shall be construed as prohibiting the cancellation or settlement of any Company equity or Equity Right in the manner described in Section 2.3 or requiring that any such equity or Equity Right so canceled or settled be restored or replaced following the Effective Time, including the ESPP. Until December 31, 2017, Parent shall provide, or shall cause to be provided, to each person who continues as an employee of the Surviving Corporation and its Subsidiaries after the Effective Time (collectively, the “Continuing Employees”) (i) base compensation and target cash incentive bonus opportunities that are at least equal to those that were provided to such Continuing Employee immediately before the Effective Time, and (ii) employee benefits (other than equity or equity-based benefits, including the ESPP, and other than cash incentive bonus opportunities) that are, in the aggregate, at least as favorable to those provided to such Continuing Employee as of immediately before the Effective Time by the Company and its Subsidiaries pursuant to the Company Benefit Plans.

(b) Notwithstanding any other provision of this Agreement to the contrary, Parent shall cause the Surviving Corporation and its Subsidiaries to provide to each Continuing Employee whose employment is involuntarily terminated by the Surviving Corporation or its Subsidiary without cause during the two-year period following the Effective Time severance benefits at least equal to the severance benefits that would have been payable by the Company and its Subsidiaries in the ordinary course of business consistent with past practice immediately prior to the Effective Time.

(c) This Agreement is not intended by the Parties to (i) constitute an amendment to any Company Benefit Plan, employee benefit plan, fund or program, (ii) obligate Parent, the Surviving Corporation or any of their Affiliates to maintain any particular compensation or benefit plan, program, policy or arrangement, or (iii) create any obligation of the Parties with respect to any employee benefit plan of Parent, the Surviving Corporation or any of their Affiliates. Nothing contained in this Agreement, express or implied, is intended to confer upon any employee any benefits under any employee benefit plan, fund or program, including severance benefits, or the right to employment or continued employment with Parent, the Surviving Corporation or any of their Affiliates for any period by reason of this Agreement.

Section 5.7 Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate promptly the Merger and the other transactions contemplated by this Agreement, including (i) determining all necessary or, in the reasonable judgment of Parent and the Company, advisable declarations, registrations, filings or notices (“Filings”) necessary to consummate the Merger and the other transactions contemplated by this Agreement (including Filings with Governmental Entities or third Persons), (ii) preparing as promptly as practicable documentation necessary to effect such Filings, (iii) obtaining all clearances, consents, approvals, orders, waivers, licenses or authorizations (“Approvals”), including the Company Approvals and the Parent Approvals, from any Governmental Entity or third Person necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement, including any such Approvals required under applicable Insurance Laws and the HSR Act, it being understood and agreed that “reasonable best efforts” shall be deemed to include, subject to Section 5.7(f), complying with any requirements of applicable Law or of any Governmental Entity that may arise or be imposed in connection with such Approvals and (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(b) Subject to Section 5.7(b) of the Parent Disclosure Letter, in furtherance and not in limitation of the foregoing, each of Parent and the Company shall (i) make, or cause to be made, the Filings required of such party (or, in the reasonable judgment of Parent and the Company, Filings that are advisable to be made by such party) with respect to the transactions contemplated by this Agreement as promptly as practicable (but in no event more than forty-five (45) days after the date of this Agreement), (ii) comply at the earliest practicable date with any request for additional information, documents or other materials (including a “second request” under the HSR Act) received by such party from the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other Governmental Entity under any applicable Laws with respect to such Filings and Approvals, (iii) act in good faith and reasonably cooperate with the other party in connection with any such Filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under any applicable Insurance Laws, the HSR Act or any other applicable Laws with respect to any such Filing or any such transaction and (iv) not extend any waiting period under the HSR Act or enter into any agreement or understanding with any Governmental Entity to delay or not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party.

(c) To the extent not prohibited by applicable Law, each of Parent and the Company shall use its reasonable best efforts to furnish to the other party all information required by such other party for any Filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; provided that materials may be redacted (i) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege or confidentiality concerns. Subject to applicable Laws and the requirements of any Governmental Entity, the Company and Parent shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing each other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third Person and/or any Governmental Entity with respect to the such transactions. The Company and Parent shall each permit the other party a reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed Filing or other material written communication with any Governmental Entity and shall each provide the other party copies of all written communications (other than communications relating to non-substantive matters) to any Governmental Entity promptly after their filing or submission, in each case subject to applicable Laws and the requirements of any Governmental Entity.

(d) Each of Parent and the Company shall give the other party reasonable prior notice of any communication with, and any proposed understanding, undertaking or

Contract with, any Governmental Entity regarding any such Filings. Each of Parent and the Company (and their respective Affiliates and Representatives) shall not independently participate in any substantive meeting, or engage in any substantive conversation, with any Governmental Entity in respect of any such filings, investigation or other inquiry without using reasonable best efforts to give such other party prior notice of the meeting or conversation and, unless prohibited by any such Governmental Entity, the opportunity to attend or participate in such meeting or conversation and, if so prohibited, shall, unless prohibited by any such Governmental Entity, provide the non-participating party a reasonably detailed summary (either written or oral) of the material points covered in any such meeting or conversation promptly after the conclusion thereof. Except as otherwise provided in this Section 5.7, Parent shall, on behalf of Parent and the Company, control and lead all communications and strategy related to the any filings, obtaining any necessary approvals, and resolving any investigation or other inquiry of any such agency or other Governmental Entity under any applicable Laws; provided that Parent shall reasonably cooperate with the Company in developing and implementing such communications and strategy.

(e) Subject to the foregoing provisions of this Section 5.7, each of Parent and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under any applicable Laws, including Insurance Laws or the HSR Act. Each of Parent and the Company shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice or waiting periods under applicable Laws, including Insurance Laws and the HSR Act, with respect to the transactions contemplated by this Agreement as promptly as possible after the date of this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.7 shall limit the right of a party to terminate this Agreement in accordance with Section 7.1, so long as such party has until that time complied in all material respects with its obligations under this Section 5.7.

(f) Notwithstanding anything to the contrary in Section 5.7(e) or anything else in this Agreement to the contrary, nothing in this Agreement shall be deemed to require Parent or the Company or any of their respective Subsidiaries to agree to or take any action that would result in any Burdensome Condition.

Section 5.8 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated herein, each of the Company, Parent and Merger Sub and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated herein may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated herein.

Section 5.9 Public Announcements. Neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party (not to be unreasonably withheld, delayed (all requests for consent shall be responded to within twenty-four (24) hours) or conditioned), unless such party determines, after consultation with legal counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated hereby, in which event such party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement; provided that (i) the Company shall not be required to provide any such review or comment to Parent in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or a Change in Recommendation and (ii) each party and their respective Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 5.9.

Section 5.10 Indemnification and Insurance.

(a) The Surviving Corporation, Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective articles or certificate of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ articles or certificate of incorporation and bylaws or similar organizational documents as in effect as of the date of this Agreement or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees as in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.10.

(b) Each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the Indemnified Parties) each current and former director, officer or employee of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”) to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (collectively, “Losses”) in connection with any actual or threatened Action, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time in connection with such Indemnified Party’s service as a director, officer or employee of the Company or any of its Subsidiaries (including acts or omissions in connection with such Indemnified Party’s service as officer, director, member, trustee or other fiduciary in any other entity if such services was at the request or for the benefit of the Company); provided that any Person to whom any funds are advanced pursuant to the foregoing must, if required by Law, provide an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time. At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated herein. If such “tail” prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder. Notwithstanding the foregoing, in no event shall the Surviving Corporation be required to expend for any one coverage year more than three hundred percent (300%) of the current annual premium expended by the Company and its Subsidiaries to maintain or procure such directors’ and officers’ liability insurance and fiduciary liability insurance immediately prior to the Effective Time (such amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

(d) Parent shall cause to be paid all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.10.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the articles or certificate of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the OBCA or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

Section 5.11 Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.12 Notification of Certain Matters. The Company shall give notice to Parent and Merger Sub as promptly as practicable, and Parent and Merger Sub shall give notice to the Company as promptly as practicable, of (a) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement or the Merger, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent and (b) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party which relate to the Merger, this Agreement or the transactions contemplated herein.

Section 5.13 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Shareholder Litigation. The Company shall advise Parent promptly in writing of any Action brought by any shareholder of the Company or any other Person against the Company or its directors or officers arising out of or relating to this Agreement or the transactions contemplated by this Agreement and shall keep Parent fully informed regarding any such matter. The Company shall give Parent the opportunity to participate in, subject to a customary joint defense agreement, but not control, the defense of any such matter, shall give due consideration to Parent’s advice with respect to such matter and shall not settle any such matter without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned). Parent shall advise the Company promptly in writing of any Action brought by any Person against Parent or its directors or officers arising out of or relating to this Agreement or the transactions contemplated by this Agreement and shall keep the Company fully informed regarding any such matter. Parent shall give the Company the opportunity to participate in, subject to a customary joint defense agreement, but not control, the defense of any such matter, shall give due consideration to the Company’s advice with respect to such matter and shall not settle any such matter without the prior written consent of the Company if such settlement would reasonably be expected to prevent or materially impair or materially delay the consummation of the Merger.

Section 5.15 Certain Transfer Taxes. Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Merger, if applicable and due with respect to the Merger, shall be borne by the Surviving Corporation and expressly shall not be a liability of shareholders of Parent or the Company.

Section 5.16 Cooperation.

(a) The Company shall, and shall cause its Subsidiaries and their respective Representatives to, cooperate with Parent and its Representatives and provide all financial and other information reasonably requested by Parent from time to time. All Evaluation Material (as defined in the Confidentiality Agreement) regarding the Company and its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 5.16 shall be subject to the confidentiality obligations set forth in the Confidentiality Agreement; provided that Parent may disclose such information to Persons providing financing to Parent (and the Representatives of such Person who reasonably need to have access to such information) so long as such Persons and their Representatives acknowledge and agree to be bound by the confidentiality obligations set forth in the Confidentiality Agreement applicable to Representatives of Parent.

(b) The parties and their outside legal counsel shall cooperate in good faith to develop and implement appropriate procedures to facilitate compliance by the Company and its Subsidiaries with the covenants set forth in Section 5.1(b) and Parent, upon request of the Company from time to time, shall consult and cooperate with the Company and its outside legal advisors in good faith to promptly determine whether actions proposed to be taken by the Company or its Subsidiaries may be taken in compliance with such covenants.

(c) Parent and the Company shall discuss in good faith and cooperate with each other with respect to such matters as the management and governance structure, reporting matters from the Company to Parent, other post-merger integration issues and the future business development in the United States, among others, subject to Section 5.11. In furtherance of the foregoing and without limitation thereto, Parent and the Company shall establish a project management committee after the date of this Agreement for the purpose of discussing in advance of the Closing governance structure and other relevant arrangements following the Closing.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the fulfillment (or waiver in writing by Parent and the Company, except with respect to Section 6.1(a), which shall not be waivable) at or prior to the Effective Time of the following conditions:

(a) The Shareholder Approval shall have been obtained in accordance with applicable Law and the articles of incorporation and bylaws of the Company.

(b) No temporary restraining order or permanent injunction or similar order, judgment, decision or decree by any court or other Governmental Entity of competent jurisdiction, which prohibits or makes illegal the consummation of the Merger shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction that, in any case, prohibits or makes illegal the consummation of the Merger.

(c) All of the Approvals set forth on Section 6.1(c) of the Parent Disclosure Letter shall have been obtained and be in full force and effect and the waiting period under the HSR Act relating to the Merger shall have expired or been earlier terminated, in each case without the imposition of any Burdensome Condition with respect to the party seeking to invoke the condition set forth in this Section 6.1(c).

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger and the other transactions contemplated herein is further subject to the fulfillment (or waiver in writing by the Company) at or prior to the Effective Time of the following conditions:

(a) Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement, in each case made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or “material adverse effect,” shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties are made as of another specified date on or prior to the date of this Agreement), except where the failure of such representations and warranties to be true and correct as so made would not prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the Merger; provided that notwithstanding the foregoing, each of the representations and warranties of Parent and Merger Sub set forth in Section 4.2 and Section 4.10 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b) Parent and Merger Sub shall have performed in all material respects all obligations and complied with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are further subject to the fulfillment (or waiver in writing by Parent) at or prior to the Effective Time of the following conditions:

(a) Each of the representations and warranties of the Company set forth in this Agreement, in each case made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or “Company Material Adverse Effect,” shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties are made as of another specified date on or prior to the date of this Agreement), except where the failure of such representations and warranties to be true and correct as so made would not, individually or in the aggregate, constitute a Company Material Adverse Effect; provided that, notwithstanding the foregoing, each of the representations and warranties of the Company set forth in (i) Section 3.2(a) shall be true and correct as of the date of this Agreement, except for de minimis breaches not involving more than 100,000 Shares, (ii) Sections 3.2(b), 3.2(c), 3.2(d) and 3.3(a) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date and (iii) Sections 3.8(b) and 3.31 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(b) The Company shall have performed in all material respects all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an officer of the Company, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely as a basis for not consummating the Merger on the failure of any condition set forth in Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement or failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated herein, as required by and subject to Section 5.7.

ARTICLE VII

TERMINATION

Section 7.1 Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time (except with respect to Section 7.1(c)(ii) below, whether before or after the Shareholder Approval and the approval of the sole shareholder of Merger Sub):

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent if:

(i) the Effective Time shall not have occurred on or before April 25, 2016 (the “Outside Date”); provided that (A) the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have contributed to the failure to consummate the Merger on or before such date and (B) if on such date the condition set forth in Section 6.1(c) has not been satisfied, but all other conditions precedent to the Closing have been satisfied (or, in the case of conditions that by their nature are to be satisfied at the Closing, are capable of being satisfied on such date), then the Outside Date shall, at the election of either the Company or Parent, be extended for an additional three (3) months;

(ii) any court or other Governmental Entity of competent jurisdiction shall have issued or entered an injunction or similar order, judgment, decision or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such injunction or similar order, judgment, decision or decree shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used such efforts as may be required by Section 5.7 to prevent, oppose and remove such injunction or similar order, judgment, decision or decree; or

(iii) the Company Meeting (including any adjournments or postponements thereof) shall have concluded following the taking of a vote to approve the Merger and the Shareholder Approval shall not have been obtained.

(c) by the Company, if:

(i) Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 or failure of the Closing to occur and (B) cannot be cured by the Outside Date or, if curable, is not cured within thirty (30) days following the Company’s delivery of written notice to Parent of such breach; provided that the Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement; or

(ii) at any time prior to the time the Shareholder Approval is obtained, the Company Board, when it is permitted to do so in accordance with Section 5.3, shall have authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and, concurrently with such termination, the Company has paid to Parent the applicable Termination Fee.

(d) by Parent, if:

(i) the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be cured by the Outside Date or, if curable, is not cured with thirty (30) days following Parent’s delivery of written notice to the Company of such breach; provided that Parent or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(ii) at any time prior to the time the Shareholder Approval is obtained, the Company Board shall have made a Change in Recommendation; provided that Parent’s right to terminate this Agreement pursuant to this Section 7.1(d)(ii) shall expire at 5:00 p.m. (New York City time) on the tenth Business Day following the date on which the Company Board makes such Change in Recommendation; or

(iii) at any time prior to the time the Shareholder Approval is obtained, if, following the receipt by the Company of an Acquisition Proposal that has been publicly announced or has otherwise become publicly known, the Company Board has not publicly reaffirmed the Recommendation and fails to do so through a press release or similar means within five (5) Business Days after the date Parent requests in writing that the Company so reaffirm the Recommendation, which request may be delivered by Parent only (A) once with respect to any Acquisition Proposal (with the right to make an additional request with respect to each subsequent material amendment or modification thereto) and (B) during the thirty (30) day period immediately prior to the date on which the Company Meeting is scheduled at the time of such request.

Section 7.2 Manner and Effect of Termination. In the event of any termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and the obligations of the parties under this Agreement shall terminate and there shall be no liability on the part of any party with respect thereto, except that the Confidentiality Agreement, the confidentiality provisions of Section 5.2(b) and the provisions of this Section 7.2, Section 7.3 and Article VIII shall survive such termination and remain in full force and effect; provided that no party shall be relieved or released from any liability or damages arising from (a) any failure to consummate the Merger and the other transactions contemplated hereby if required to pursuant to this Agreement, (b) fraud or (c) an intentional and material breach of any provision of this Agreement prior to such termination, and in each case the aggrieved party shall be entitled to all rights and remedies available at law or in equity (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by Parent, or by the Company or the Company’s shareholders or holders of equity compensation awards (taking into consideration relevant matters, including the total amount payable to such shareholders and holders of equity compensation awards under this Agreement and the time value of money), which shall be deemed in such event to be damages of the Company). Without limiting the foregoing, the Company acknowledges and agrees that the payment of the Termination Fee pursuant to Section 7.3 shall not preclude Parent, in the case of an intentional and material breach of this Agreement or fraud by the Company, from seeking additional damages from the Company arising from such intentional and material breach or fraud. The provisions of this Section 7.2 are not intended and shall not be construed to provide any shareholder of the Company to assert any claim pursuant to this Agreement. For purposes of this Agreement, “intentional and material breach” means a material breach that is a consequence of an act (or failure to act) undertaken by the breaching party with the knowledge (actual or constructive) that the taking of (or the failure to take) such act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 7.3 Termination Fee and Expense Reimbursement.

(a) The Company shall pay to Parent, by wire transfer of immediately available funds, the amounts set forth in this Section 7.3 if this Agreement is terminated under the following circumstances:

(i) if this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii) or 7.1(d)(iii), then the Company shall pay the Termination Fee by the second Business Day following the date of such termination;

(ii) if (A) this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) without a vote of the shareholders of the Company contemplated by this Agreement at the Company Meeting having occurred or is terminated by either the Company or Parent pursuant to Section 7.1(b)(iii), and in either such case an Acquisition Proposal has been publicly announced or has otherwise become publicly known, or any Person has publicly announced or communicated an intention, whether or not conditional, to make an Acquisition Proposal, at any time after the date of this Agreement and prior to the date of the termination of this Agreement or the time of the taking of the vote of the shareholders of the Company at the Company Meeting, as applicable, and (B) within twelve (12) months after the date of such termination, the Company (1) enters into a definitive agreement to consummate the transaction contemplated by any Acquisition Proposal (including any Acquisition Proposal made after the date of the termination of this Agreement) and the acquisition contemplated by such Acquisition Proposal is later consummated or (2) consummates the transaction contemplated by any Acquisition Proposal (including any Acquisition Proposal made after the date of the termination of this Agreement), then the Company shall pay the Termination Fee to Parent by the second Business Day following the date the Company consummates such transaction; or

(iii) if this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii), then the Company shall pay the Termination Fee on the date, and as a condition to the effectiveness, of such termination.

(b) For purposes of Section 7.3(a)(ii), all references to 15 percent in the term “Acquisition Proposal” shall be deemed to be 50 percent.

(c) If this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) without a vote of the shareholders of the Company contemplated by this Agreement at the Company Meeting having occurred or pursuant to Section 7.1(b)(iii) and, in either case, the conditions set forth in Section 7.3(a)(ii)(A) regarding a publicly announced, publicly known or otherwise communicated Acquisition Proposal or intention to make an Acquisition Proposal are applicable, then the Company shall pay the Expense Reimbursement to Parent by wire transfer of immediately available funds within three Business Days after delivery by Parent to the Company of a written statement setting forth the amount thereof and attaching applicable documentation. If, after payment of the Expense Reimbursement, the Termination Fee subsequently becomes payable by the Company, the Termination Fee shall be reduced by the amount of the Expense Reimbursement paid by the Company.

(d) Notwithstanding any provision in this Section 7.3 to the contrary, in no event shall the Company be required to pay the Termination Fee or the Expense Reimbursement on more than one occasion.

(e) The Company acknowledges and agrees that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amounts due under this Section 7.3 and, in order to obtain such payment, Parent commences any Action that results in a judgment against the Company for such amounts, the Company shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the prime rate of the Bank of New York Mellon Corporation in effect on the date such payment was due, together with the costs and expenses (including reasonable legal fees and expenses) incurred by Parent in connection with such Action.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated herein shall be paid by the party incurring or required to incur such expenses, except that (a) all expenses incurred in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) shall be borne by the Company and (b) all fees paid in respect of (i) any HSR Act shall be borne by Parent and (ii) other regulatory filings shall be borne by the party with the primary obligation under applicable Law to submit such regulatory filings.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (electronically or otherwise) to the other parties.

Section 8.4 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided that any disputes with respect to, arising out of, relating to, or in connection with fiduciary duties of the members of the Company Board or any other provisions herein that are required by the “internal affairs doctrine” to be governed by the Laws of the State of Oregon shall be governed by such Laws of the State of Oregon to the extent required. In addition, each of the parties irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it shall not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.4, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties agrees that service of process upon such party in any such Action shall be effective if such process is given as a notice in accordance with Section 8.7 or in such other manner as may be permitted by Law. The provisions of this Section 8.4 are not intended and shall not be deemed to constitute a submission by Parent to the jurisdiction of any United States federal or state court or other United States Governmental Entity, other than solely for purposes of any Action initiated by the Company arising out of or relating to this Agreement and the transactions contemplated herein as provided in this Section 8.4.

Section 8.5 Remedies; Specific Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

(b) Each party further agrees that (i) it shall not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that any other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY ACKNOWLEDGES AND AGREES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER. EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.6.

Section 8.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by reliable overnight delivery service (with proof of service), hand delivery, email or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

Meiji Yasuda Life Insurance Company

1-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-0005

Japan

Facsimile: +81 3 3215 8123

Attention: Shinichi Kishi

Email: ibd-us@meijiyasuda.co.jp

with a copy (which shall not constitute notice) to:

Baker & McKenzie (Gaikokuho Joint Enterprise)

Ark Hills Sengokuyama Mori Tower, 28th Floor

1-9-10, Roppongi, Minato-ku

Tokyo 106-0032

Japan

Facsimile: +81 3 5549 7736

Attention: Jiro Toyokawa

Email: jiro.toyokawa@bakermckenzie.com

Baker & McKenzie LLP

300 East Randolph Street, Suite 5000

Chicago, Illinois 60601

United States of America

Facsimile: +1 (312) 861-2899
Attention:	Craig A. Roeder
Jakub J. Teply
Email: craig.roeder@bakermckenzie.com
jakub.teply@bakermckenzie.com

To the Company:

StanCorp Financial Group, Inc.

1100 SW Sixth Avenue

Portland, Oregon 97204

United States of America

Attention:	Holley Y. Franklin
VP, Corporate Secretary & Associate Counsel
Email: Holley.Franklin@standard.com

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attention:	Nicholas F. Potter
William D. Regner
Email:	nfpotter@debevoise.com
wdregner@debevoise.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date and time so delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties, and any attempt to make any such assignment shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns.

Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. Notwithstanding the foregoing, upon such determination that any term or provision is invalid or unenforceable, the parties shall negotiate in good faith to modify such term or provision to effect the original intent of the parties so that the transactions contemplated herein are consummated to the greatest extent possible as originally contemplated by the parties.

Section 8.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the exhibits and schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except, from and after the Effective Time, for (a) the right of the holders of the Common Stock and Company Options to receive the Merger Consideration in accordance with Article II and (b) Section 5.10 (which shall be for the benefit of the Indemnified Parties) is not intended to and shall not confer upon any Person other than the parties any rights or remedies hereunder. Parent’s obligations under the Confidentiality Agreement shall terminate as of the Closing.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, whether before or after the approval of this Agreement by the shareholders of the Company or the sole shareholder of the Merger Sub, any provision of this Agreement may be amended (by action taken or authorized by their respective boards of directors, in the case of the Company and Merger Sub) or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after receipt of the Shareholder Approval or the approval of this Agreement by the sole shareholder of Merger Sub, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of NYSE require further approval of the shareholders of the Company or the sole shareholder of Merger Sub, as applicable, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company or the sole shareholder of Merger Sub, as applicable. Notwithstanding the foregoing, no amendment to this Agreement shall be made after the Effective Time. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “days” means calendar days unless otherwise specified. Time periods within or following which any payment is to be made or act is to be done shall, unless expressly indicated otherwise, be calculated by extending the period to the next Business Day following if the last day of the period is not a Business Day. The words “parties” and “party” when used in this Agreement shall refer to the Persons who are a party to this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument, statute, rule or regulation defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, statute, rule or regulation as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Except as set forth in Section 8.13 of the Company Disclosure Letter, whenever this Agreement provides that documents or information have been “made available” to Parent, Merger Sub or Parent’s Representatives, such documents or information shall be deemed to have been so made available if (a) posted at least three (3) Business Days prior to the date of this Agreement in the electronic data room entitled “Project 10KeY” maintained at the Intralinks website to which Parent, Merger Sub and Parent’s Representatives have been granted access by the Company or (b) filed at least three (3) Business Days prior to the date of this Agreement as exhibits to the Company SEC Documents and publicly available on the internet website of the SEC.

Section 8.14 Obligations of Merger Sub. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action.

Section 8.15 Definitions. References in this Agreement to specific Laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder. Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. For purposes of this Agreement, the following terms (as capitalized below) shall have the following meanings when used herein:

“Acceptable Confidentiality Agreement” means a written confidentiality agreement between the Company and another Person that (a) contains confidentiality, non-use and other provisions applicable to such Person and its Affiliates and Representatives no less favorable in the aggregate than the provisions contained in the Confidentiality Agreement (except that such agreement shall not be required to contain “standstill” provisions) and (b) does not contain any provision that would prevent the Company from performing and complying with its obligations to provide any disclosure to Parent required pursuant to Section 5.3.

“Acquisition Proposal” means any proposal or offer, whether or not subject to conditions, from any Person involving any direct or indirect (a) merger, binding share exchange, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving the Company, pursuant to which such Person (or the shareholders of any Person) would acquire, directly or indirectly, fifteen percent (15%) or more of the aggregate voting power of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, (b) acquisition of fifteen (15%) percent or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of the Company and its Subsidiaries, taken as a whole, in one or a series of related transactions (including by way of reinsurance or otherwise), or (c) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) that, if consummated, would result in the beneficial ownership by any Person of securities representing fifteen percent (15%) or more of the then-outstanding Common Stock (or of the shares of the surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger, in each case involving the Company); provided that the term “Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement.

“Action” has the meaning set forth in Section 5.10(b).

“Actuarial Analyses” has the meaning set forth in Section 3.20(b).

“Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Affiliated Distributor” means any broker, broker-dealer, insurance agent, producer, distributor or other Person who markets, produces or sells Insurance Contracts, or any successors thereto, that is an employee or Affiliate of the Company or any of its Subsidiaries.

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 5.3(b).

“Approvals” has the meaning set forth in Section 5.7(a).

“Articles of Merger” has the meaning set forth in Section 1.3.

“Book-Entry Shares” has the meaning set forth in Section 2.2(a).

“Burdensome Condition” means any arrangement, condition or restriction that (a) is not conditioned on the consummation of the transactions contemplated by this Agreement in accordance with the terms and conditions of this Agreement (other than such arrangements, conditions or restrictions as are not material), (b) as to the insurance regulatory approvals set forth in Section 4.3(a) of the Parent Disclosure Letter, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (c) as to the approvals of the Japan Financial Services Agency set forth in Section 4.3(a) of the Parent Disclosure Letter, would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition, operations or results of operations of Parent and its Subsidiaries (not including the Company and the Subsidiaries of the Company), taken as a whole.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in Portland, Oregon are authorized by Law or executive order to be closed; provided that solely for purposes of Section 5.3(d), Section 7.1(d)(ii) and, with respect to notifications to Parent or Merger Sub, Section 8.7, “Business Day” means any day other than a Saturday or Sunday (Tokyo, Japan time) or a day on which the banks in Tokyo, Japan are authorized by Law or executive order to be closed.

“Captive Insurance Company” means StanCap Insurance Company, Inc., the Oregon captive of the Company.

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certificates” has the meaning set forth in Section 2.2(a).

“Change in Recommendation” has the meaning set forth in Section 5.3(d).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in Section 2.2(b)(iii).

“Common Stock” means the common stock, no par value, of the Company.

“Company” has the meaning set forth in the Preamble.

“Company Adviser” has the meaning set forth in Section 3.26(a).

“Company Approvals” has the meaning set forth in Section 3.4(a).

“Company Benefit Plans” has the meaning set forth in Section 3.11(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Broker-Dealer” has the meaning set forth in Section 3.27(a).

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Financial Advisor” has the meaning set forth in Section 3.30.

“Company Insurance Reports” has the meaning set forth in Section 3.19(a).

“Company Insurance Subsidiaries” means Standard Insurance Company, an Oregon corporation, and The Standard Life Insurance Company of New York, a New York corporation.

“Company Material Adverse Effect” means any fact, circumstance, change, event, occurrence, condition , development or effect that has had, or would reasonably be expected to have, a material adverse effect on the financial condition, business, properties, assets, operations or results of operations of the Company and its Subsidiaries taken as a whole; provided that none of the following, and no fact, circumstance, change, event, occurrence, condition, development or effect arising out of or relating to the following, shall constitute or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (a) any facts, circumstances, changes, events, occurrences, conditions, developments or effects generally affecting (i) any of the industries in which the Company and its Subsidiaries operate or (ii) the economy, credit or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates, or (b) any facts, circumstances, changes, events, occurrences, conditions, developments or effects arising out of, resulting from or attributable to (i) changes or prospective changes in Law, applicable regulations of any Governmental Entity, generally accepted accounting principles or accounting standards, or any changes or prospective changes in, or issuance of any administrative or judicial notice, decision or other guidance with respect to, the interpretation or enforcement of any of the foregoing, (ii) the execution, announcement or pendency of this Agreement or of the consummation of the Merger or the other transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation relating to this Agreement, the Merger or the other transactions contemplated by this Agreement or compliance by the Company with the terms of this Agreement (other than for purposes of the representation or warranties set forth in Section 3.4 and Section 3.11(h)), (iii) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (iv) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (v) any action taken by the Company or its Subsidiaries that is required by this Agreement or taken at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement and Parent has refused, after a request from the Company, to consent or provide a waiver in a timely manner or at all permitting such action to be taken, (vi) any change to the extent resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, (vii) items disclosed in the Company Disclosure Letter, (viii) any change or announcement of a potential adverse change in the credit ratings in respect of the Company or any Indebtedness of the Company or its Subsidiaries, (ix) any decline in the market price, or change in trading volume, of any capital stock of the Company or (x) any failure to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow, cash position or other financial measures: provided that the underlying cause of any decline, change or failure referred to in clause (b)(viii), (b)(ix) or (b)(x) (if not otherwise falling within any of clause (a) or clauses (b)(i) through (vii) above) may be taken into account in determining whether there is a “Company Material Adverse Effect” and except that, with respect to the foregoing clause (a) and clauses (b)(i), (b)(iii) and (b)(iv) above, to the extent that the effects of such matter are disproportionately adverse to the financial condition, business, properties, assets or operations or results of operations of the Company and its Subsidiaries, taken as a whole, as compared with other companies operating in the industries and markets in which the Company and its Subsidiaries operate.

“Company Material Contracts” has the meaning set forth in Section 3.18(b).

“Company Meeting” has the meaning set forth in Section 5.5.

“Company Option” means an option to purchase Shares.

“Company Performance Share Award” means an award of performance-based restricted stock units that corresponds to Shares.

“Company Permits” has the meaning set forth in Section 3.9(b).

“Company RSU Award” means an award of restricted stock units that corresponds to Shares.

“Company SEC Documents” has the meaning set forth in Section 3.5(a).

“Confidentiality Agreement” has the meaning set forth in Section 5.2(b).

“Continuing Employees” has the meaning set forth in Section 5.6(a).

“Contract” means any legally binding contract, agreement, lease, sublease, license, sublicense, commitment, understanding, franchise, warranty, guaranty, mortgage, note, bond, option, warrant or other legally binding arrangement, in each case, whether written or oral and whether one or a series of related Contracts.

“DGCL” has the meaning set forth in the Recitals.

“Director Annual Stock Grant” means the annual stock grant awarded to each non-employee director and issued upon completion of continued service as a director through the day preceding the Company’s next annual meeting of shareholders.

“Director Annual Stock Grant Consideration” has the meaning set forth in Section 2.3(g).

“Distribution Agreement” means any Contract for the distribution, selling or revenue sharing related to the distribution of Insurance Contracts issued by any Company Insurance Subsidiary in an offering registered with the SEC.

“Distributor” means an Affiliated Distributor or an Independent Distributor.

“Effective Time” has the meaning set forth in Section 1.3.

“Environmental Law” means any Law relating to the environment, natural resources, pollutants, contaminants or, to the extent relating to exposure to Hazardous Substances, public health and safety, including any Law pertaining to (a) treatment, storage, disposal, generation and transportation of toxic or Hazardous Substances, (b) air, water and noise pollution, (c) groundwater or soil contamination, (d) the release or threatened release into the environment of Hazardous Substances, including emissions, discharges, injections, spills, escapes or dumping into the environment of pollutants, contaminants or chemicals, (e) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of Hazardous Substances, (f) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles, (g) public health and safety or (h) the protection of wild life, marine sanctuaries and wetlands, including all endangered and threatened species.

“Equity Right” means, with respect to any Person, any security or obligation convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any option, call, restricted stock, deferred stock award, stock unit, “phantom” award, dividend equivalent, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person.

“ERISA” has the meaning set forth in Section 3.11(a).

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such entity and its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001 of ERISA.

“ESPP” has the meaning set forth in Section 2.3(f).

“ESPP Consideration” has the meaning set forth in Section 2.3(f).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“Excluded Party” means any Person, group of Persons or group of Persons that includes any Person or group of Persons, from whom the Company or any of its Representatives has received, after the execution of this Agreement and prior to the No-Shop Period Start Date, a bona fide written Acquisition Proposal that (a) the Company Board determines, prior to the No-Shop Period Start Date, in good faith, after consultation with its outside legal counsel and a financial advisor of internationally recognized reputation, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal, (b) that remains pending as of, and shall not have been withdrawn or otherwise abandoned prior to, the No-Shop Period Start Date and (c) as of any date following the No-Shop Period Start Date has not been withdrawn or otherwise abandoned.

“Excluded Party End Date” means 12:01 a.m. (New York City time) on the forty-sixth (46th) day after the date of this Agreement, or as extended pursuant to Section 5.3(d).

“Excluded Shares” has the meaning set forth in Section 2.1(b).

“Expense Reimbursement” means the amount of all reasonable, documented out-of-pocket expenses, not to exceed $20,000,000 in the aggregate, incurred in connection with the transactions contemplated by this Agreement by Parent and its Affiliates.

“Filings” has the meaning set forth in Section 5.7(a).

“FINRA” means the United States Financial Industry Regulatory Authority.

“FINRA Rules” has the meaning set forth in Section 3.27(c).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any federal, state, local, municipal or foreign government, any court, tribunal, administrative agency or commission or other governmental or quasi-governmental or other regulatory authority or agency, whether federal, state, local, municipal, foreign or supranational, or any arbitral body, the National Association of Insurance Commissioners, FINRA or the NYSE.

“Hazardous Substance” means any substance, material, contaminant, pollutant or waste that is regulated under any Environmental Law, including any admixture or solution thereof, and including petroleum or any derivative or byproduct thereof, asbestos or asbestos-containing materials in any form or condition and polychlorinated biphenyls.

“HSR Act” has the meaning set forth in Section 3.4(a).

“Indebtedness” means, with respect to the Company, without duplication (a) all obligations of the Company and its Subsidiaries for borrowed money, or with respect to deposits or advances of any kind, (b) all obligations of the Company and its Subsidiaries evidenced by bonds, debentures, notes, mortgages or similar instruments or securities, (c) all obligations of the Company and its Subsidiaries upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practice), (d) all obligations of the Company and its Subsidiaries under conditional sale or other title retention Contracts relating to any property purchased by the Company and any of its Subsidiaries, (e) all obligations of the Company and its Subsidiaries issued or assumed as the deferred purchase price of property or services (excluding obligations of the Company and its Subsidiaries to creditors for inventory, services and supplies incurred in the ordinary course of business consistent with past practice), (f) all lease obligations of the Company and its Subsidiaries capitalized on the books and records of the Company and any of its Subsidiaries, (g) all letters of credit or performance bonds issued for the account of the Company and any of its Subsidiaries (excluding (i) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practice, (ii) standby letters of credit relating to workers’ compensation insurance and surety bonds, (iii) surety bonds and customs bonds and (iv) clearing house guarantees) and (h) all guarantees and Contracts having the economic effect of a guarantee of the Company and any of its Subsidiaries of any Indebtedness of any other Person, other than clearing house guarantees. Notwithstanding the foregoing, “Indebtedness” shall not include (i) intercompany indebtedness, obligations or liabilities between or among the Company and any of its wholly-owned Subsidiaries, (ii) undrawn letters of credit or (iii) obligations under operating or real property leases.

“Indemnified Party” has the meaning set forth in Section 5.10(b).

“Independent Distributor” means any broker, broker-dealer, insurance agent, producer, distributor or other Person who markets, produces or sells Insurance Contracts, or any successors thereto, that is not an employee or Affiliate of the Company or any of its Subsidiaries.

“Insurance Contracts” means the insurance or annuity policies and Contracts, including any such policy or Contract issued in connection with an employee retirement plan, together with all binders, slips, certificates, endorsements and riders thereto, issued or entered into by any Company Insurance Subsidiary.

“Insurance Laws” means any Law relating to the business of insurance or the regulation of insurance companies.

“Insurance Regulatory Authority” means the Governmental Entity or Governmental Entities with principal responsibility for the regulation of the solvency and/or conduct of business of insurance companies in a particular jurisdiction.

“Insurance Reserves” has the meaning set forth in Section 3.20(a).

“Intellectual Property” means all of the following anywhere in the world and all legal rights, title or interest in, under or in respect of the following arising under Law, whether or not filed, perfected, registered or recorded and whether now or later existing, filed, issued or acquired, including all renewals (a) all patents and applications for patents (including all invention disclosures) and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part, (b) all copyrights, copyright registrations and copyright applications, copyrightable works and all other corresponding right, (c) all trade dress and trade names, logos, internet addresses and domain names, trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin and all goodwill associated with any of the foregoing, (d) Software, (e) all mask works, mask work registrations and mask work applications and all other corresponding rights, (f) all inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, technology and technical data, (g) Trade Secrets, (h) all databases and data collections, (i) all other proprietary rights (including moral rights) and (j) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“Intervening Event” means a material change in circumstance, event or development with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, in each case taken as a whole, that (a) is unknown by the Company Board as of or prior to the date of this Agreement and is not reasonably foreseeable as of the date of the Agreement or (b) first occurs, arises or becomes known after the date of this Agreement and on or prior to the date of the Shareholder Approval; provided that the receipt by the Company of an Acquisition Proposal or a Superior Proposal shall not be deemed to constitute an Intervening Event.

“Investment Assets” means, with respect to any Person, all assets held in any investment portfolio or account thereof, including in the general account or any Separate Account thereof, or beneficially owned by such Person.

“Investment Guidelines” means the investment policies and guidelines applicable to the investment activities of the Company and the Company Insurance Subsidiaries in effect as of the date of this Agreement.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means the hardware, Software, data communication lines, network and telecommunications equipment, internet-related information technology infrastructure, wide area network and other information technology equipment owned or licensed by the Company or any of its Subsidiaries.

“Knowledge” means (a) with respect to Parent, the actual knowledge after reasonable inquiry of the individuals listed on Section 8.15 of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed on Section 8.15 of the Company Disclosure Letter.

“Law” or “Laws” means all applicable laws, statutes, constitutions, rules, regulations, judgments, rulings, orders, decrees, administrative interpretation, directive or code of any Governmental Entity, including any binding case law.

“Lease” means any lease, sublease, license, occupancy agreement or similar Contract relating to real property.

“Leased Real Property” means all real property interests of the Company or any of its Subsidiaries acquired pursuant to any Lease.

“Lien” means any mortgage, pledge, title defects, claims, charges, security interest, encumbrance, lien, option, right of first offer or refusal or other adverse claim of any kind or nature.

“Losses” has the meaning set forth in Section 5.10(b).

“Match Period” has the meaning set forth in Section 5.3(d)(i).

“Maximum Annual Premium” has the meaning set forth in Section 5.10(c).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” has the meaning set forth in Section 3.11(a).

“No-Shop Period Start Date” has the meaning set forth in Section 5.3(a).

“Non-Lapsed Performance Share Consideration” has the meaning set forth in Section 2.3(c).

“NYSE” means the New York Stock Exchange, Inc.

“OBCA” has the meaning set forth in the Recitals.

“Option Consideration” has the meaning set forth in Section 2.3(a).

“Outside Date” has the meaning set forth in Section 7.1(b)(i).

“Owned Real Property” means real property, together with all improvements and fixtures located thereon or attached or appurtenant thereto, owned in fee by the Company or any of its Subsidiaries, including all easements, licenses, rights and appurtenances relating to the foregoing.

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 4.3(a).

“Parent Disclosure Letter” has the meaning set forth in Article IV.

“Paying Agent” has the meaning set forth in Section 2.2(a).

“Per Share Merger Consideration” has the meaning set forth in Section 2.1(a).

“Performance Share Consideration” has the meaning set forth in Section 2.3(d).

“Permitted Lien” means (a) any Lien for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been established in the applicable financial statements, (b) carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other similar Liens incurred in the ordinary course of business consistent with past practice or which are being contested in good faith for which adequate reserves have been established in accordance with GAAP, (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) Liens comprising deposits required by applicable Insurance Law, (e) easements, rights-of-way, restrictions and other similar encumbrances, which do not materially interfere with the use of the property subject thereto, (f) statutory Liens in favor of lessors arising in connection with leased property and (g) Liens that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of the business of the Company or any of its Subsidiaries or materially interfere with the use thereof as currently used by the Company or, as the case may be, any of its Subsidiaries.

“Person” means an individual, a corporation, a partnership, a limited liability company, a mutual insurance company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such Person.

“Personal Data” means information that can be used to distinguish or trace an individual’s identity, either alone or when combined with other personal or identifying information, and that is linked or linkable to a specific individual.

“Preferred Stock” has the meaning set forth in Section 3.2(a).

“Proxy Statement” has the meaning set forth in Section 3.13.

“Recommendation” has the meaning set forth in Section 3.3(b).

“Reinsurance Contract” has the meaning set forth in Section 3.21.

“Representatives” means, with respect to any Person, such Person’s respective directors, officers, employees, investment bankers and other financial advisors, attorneys, accountants, consultants, actuaries and other agents, advisors or representatives.

“RSU Consideration” has the meaning set forth in Section 2.3(b).

“SAP” means, with respect to any Person, the statutory accounting practices that are prescribed or permitted by the applicable Insurance Regulatory Authority charged with the regulation of the business of insurance in the state or country of domicile of such Person, as in effect from time to time.

“SAP Statements” has the meaning set forth in Section 3.19(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Separate Account” means any separate account maintained by the Company Insurance Subsidiaries that are utilized in connection with their respective Insurance Contracts.

“Share” means each share of Common Stock.

“Shareholder Approval” has the meaning set forth in Section 3.3(c).

“Software” means computer programs and software (including object code and source code formats), firmware, development tools, proprietary languages, algorithms, files, records, technical drawings and related documentation, data and manuals.

“Stock Plan” means the Company 2002 Stock Incentive Plan and any other plan, program, policy, arrangement or Contract pursuant to which any equity security of the Company or any Equity Right relating to any equity security of the Company has been or may be issued or granted, other than the ESPP.

“Subsidiaries” means, with respect to any party, any corporation, partnership, association, trust or other form of legal entity of which (a) more than 50% of the outstanding voting securities are on the date of this Agreement directly or indirectly owned by such party, or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership). For purposes of this definition, “voting securities” with respect to any Subsidiary means common stock or other securities having the power to vote for the election of directors, managers or other voting members of the governing body of such Subsidiary.

“Superior Proposal” means any bona fide binding written Acquisition Proposal (with the percentages set forth in the definition changed from 15% to 50%) made by any Person (other than Parent or Merger Sub) that has not been withdrawn and did not result from a breach of the provisions of Section 5.3 and that the Company Board has determined in good faith, after consultation with its outside legal counsel and a financial advisor of internationally recognized reputation, is (a) more favorable from a financial point of view to the shareholders of the Company than the transactions contemplated by this Agreement, taking into account any proposals by Parent to amend the terms of this Agreement, and (b) reasonably capable of being completed, taking into account, in the case of both clause (a) and (b), all legal, financial, regulatory, timing and other aspects of such Acquisition Proposal, including the identity of the Person making such Acquisition Proposal.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax Return” means any report, return, declaration, claim for refund, or information return or statement filed or required to be filed in connection with the determination, assessment, collection or imposition of any Taxes or otherwise related to Taxes, including any schedule or attachment, and including any amendment thereof.

“Taxes” means (a) any federal, state, local or foreign tax, charge, fee, duty (including customs duty), levy or similar assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, goods and services, consumption, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment or social security tax, or other tax of whatever kind, that is imposed by any Taxing Authority, but not including any guarantee fund assessment, and (b) any interest, penalties or additions imposed with respect thereto.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax or has the power, duty or obligation or is otherwise responsible for Tax Returns, and the Governmental Entity, if any, charged with the collection, monitoring or other supervision of such Tax for such Governmental Entity.

“Termination Date” has the meaning set forth in Section 5.1(a).

“Termination Fee” means (a) if payable in connection with a termination of this Agreement prior to the Excluded Party End Date (i) by the Company pursuant to Section 7.1(c)(ii) with respect to the Company entering into an Alternative Acquisition Agreement with a Person or group that is an Excluded Party at the time of such termination or (ii) by Parent pursuant to Section 7.1(d)(ii) or 7.1(d)(iii) and the event giving rise to such termination is the submission of an Acquisition Proposal by a Person or group that is an Excluded Party at the time of such termination, then, in either case, $90,000,000, and (b) if payable in any other circumstance, an amount equal to $180,000,000.

“Trade Secrets” means trade secrets, confidential business information, manufacturing and production processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, advertising and promotional materials, customer, distributor, reseller and supplier lists and information, correspondence, records, and other documentation, and other proprietary information of every kind.

“Treasury Regulations” means the United States Treasury Regulations.

“Virus” means any virus, Trojan horse, time bomb, key-lock, worm, malicious code or other Software, program or file designed to or able to, without the knowledge and authorization of the Company or any of its Affiliates, disrupt, disable, harm or interfere with the operation of any Software, computer data, network, memory or hardware.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

STANCORP FINANCIAL GROUP, INC.

By:	/s/ J. Greg Ness
Name:	J. Greg Ness
Title:	Chairman, President and Chief Executive Officer

MEIJI YASUDA LIFE INSURANCE COMPANY

By:	/s/ Akio Negishi
Name:	Akio Negishi
Title:	Director, President, Representative Executive Officer

MYL INVESTMENTS (DELAWARE) INC.

By:	/s/ Kazunori Yamauchi
Name:	Kazunori Yamauchi
Title:	Authorized Signatory

[Signature Page to the Agreement and Plan of Merger]